PROSPECTUS SUPPLEMENT
(To Prospectus dated March 17, 2004)

                                     ACACIA
                                    RESEARCH
                                  CORPORATION

                                3,000,000 SHARES
                    ACACIA RESEARCH-COMBIMATRIX COMMON STOCK
________________________________________________________________________________

Acacia Research Corporation is offering 3,000,000 shares of its Acacia Research-CombiMatrix common stock. The Acacia Research-CombiMatrix common stock is intended to reflect the performance of Acacia Research Corporation's CombiMatrix group. Holders of Acacia Research-CombiMatrix common stock, however, are common stockholders of Acacia Research Corporation and are subject to all of the risks of an equity investment in Acacia Research Corporation and all of its businesses, assets and liabilities.

Our Acacia Research-CombiMatrix common stock is traded on the Nasdaq National Market under the ticker symbol "CBMX." The last reported sales price of our Acacia Research-CombiMatrix common stock on April 13, 2004, was $5.53 per share.

In connection with this offering, we will pay fees to the placement agents. See "Plan of Distribution" beginning on page S-14 of this prospectus supplement for more information regarding these arrangements.

________________________________________________________________________________

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-1.
________________________________________________________________________________

                                                  PER SHARE           TOTAL
                                                -------------     -------------
Offering Price                                      $5.00         $ 15,000,000
Placement Agent Fees                                $0.35         $  1,050,000
Proceeds, before expenses to us                     $4.65         $ 13,950,000

We estimate the total expenses of this offering, excluding the placement agents' fees, will be approximately $345,000. The placement agents are not required to sell any specific number or dollar amount of the shares of Acacia Research-CombiMatrix common stock offered by this offering, but will use best efforts to sell the shares of Acacia Research-CombiMatrix common stock offered. We expect that delivery of the shares of Acacia Research-CombiMatrix common stock being offered under this prospectus supplement will be made to investors on or about April 15, 2004. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agents' fees and net proceeds to us, if any, in this offering are not presently determinable and may be substantially less than the total offering amounts set forth above.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

________________________________________________________________________________

THOMAS WEISEL PARTNERS LLC

                                                              BREAN MURRAY & CO.


The date of this prospectus supplement is April 14, 2004

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

Risk Factors............................................................   S-1
Special Note Regarding Forward-Looking Statements.......................   S-1
Market Price and Dividends On Our Stock.................................   S-2
Capitalization..........................................................   S-3
Selected Financial Data.................................................   S-4
Management..............................................................   S-8
The Offering............................................................  S-10
Use of Proceeds.........................................................  S-11
Dilution................................................................  S-12
Plan of Distribution....................................................  S-14
Legal Matters...........................................................  S-15

                                   PROSPECTUS
About This Prospectus...................................................     1
Our Company.............................................................     1
Risk Factors............................................................     2
Forward-Looking Statements..............................................    22
Use of Proceeds.........................................................    22
Description of Our Capital Stock........................................    23
Description of Warrants.................................................    29
Plan of Distribution....................................................    30
Experts.................................................................    31
Legal Matters...........................................................    31
Where You Can Find More Information.....................................    31
Information Incorporated by Reference...................................    32


                           __________________________

     Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to "the company," "we," "us," "our," or similar references mean Acacia Research Corporation.

     The first part, which is this prospectus supplement, describes the specific terms of this offering and other matters relating to us and our financial condition. The second part, which is the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the Acacia Research-CombiMatrix common stock offered by this prospectus supplement. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

     We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy common stock, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and any accompanying prospectus is delivered or common stock is sold on a later date.

     Information that we file with the SEC subsequent to the date on the cover will automatically update and supersede the information contained in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed in the accompanying prospectus and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we issue all of the common stock offered pursuant to this prospectus supplement and the accompanying prospectus.

                                  RISK FACTORS

     AN INVESTMENT IN OUR ACACIA RESEARCH-COMBIMATRIX COMMON STOCK INVOLVES VARIOUS RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED ON PAGES 2 TO 20 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT, TOGETHER WITH THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, BEFORE PURCHASING OUR COMMON STOCK. IF ANY OF THE RISKS DISCUSSED IN THE ACCOMPANYING PROSPECTUS ACTUALLY OCCUR, OUR BUSINESS, OPERATING RESULTS, PROSPECTS OR FINANCIAL CONDITION COULD BE HARMED. THIS COULD CAUSE THE MARKET PRICE OF OUR ACACIA RESEARCH-COMBIMATRIX COMMON STOCK TO DECLINE AND COULD CAUSE YOU TO LOSE ALL OR PART OF YOUR INVESTMENT.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are statements that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," and other similar expressions or the negative of these terms. You should be aware that the matters described in our forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Statements regarding the following subjects are forward-looking by their nature:

          o    our business strategies;

          o    market trends and risks;

          o    assumptions regarding economic conditions;

          o    circumstances affecting anticipated revenues and costs; and

          o    legislative, regulatory and competitive developments.

     These forward-looking statements are subject to various risks and uncertainties, including those related to:

          o    the recent slowdown affecting technology companies;

          o    our ability to successfully develop products;

          o    rapid technological change in our markets;

          o    anticipated sources of future revenues;

          o    changes in demand for our future products;

          o    our ability to raise capital in the future; and

          o    the adequacy of our capital resources to fund our operations.

     Other risks, uncertainties and factors, including those discussed under "Risk Factors" in the prospectus accompanying this prospectus supplement or described in reports that we file from time to time with the Securities and Exchange Commission, such as our quarterly and annual reports, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                     MARKET PRICE AND DIVIDENDS ON OUR STOCK

RECENT MARKET PRICES

     Acacia Research Corporation's two classes of common stock, Acacia Research-CombiMatrix common stock and Acacia Research-Acacia Technologies common stock, commenced trading on the Nasdaq Stock Market on December 16, 2002. The two classes of common stock were created as a result of Acacia Research Corporation's recapitalization that was approved by Acacia Research Corporation's stockholders on December 11, 2002. The two classes of stock replaced Acacia Research Corporation's common stock formerly traded on the Nasdaq stock market under the symbol ACRI. Acacia Research-CombiMatrix common stock and Acacia Research-Acacia Technologies common stock are now listed on the Nasdaq National Market System. Acacia Research-CombiMatrix common stock is intended to reflect the performance of Acacia Research Corporation's CombiMatrix group, and Acacia Research-Acacia Technologies stock is intended to reflect the performance of Acacia Research Corporation's Acacia Technologies group.

     The high and low bid prices for our Acacia Research-CombiMatrix common stock as reported by NASDAQ for the periods indicated are as follows. Such prices are inter-dealer prices without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                             HIGH          LOW
                                                             ----          ---
            YEAR ENDED DECEMBER 31, 2002:
                 Fourth Quarter                             $ 4.98       $ 2.70
            YEAR ENDED DECEMBER 31, 2003:
                 First Quarter                                3.65         1.50
                 Second Quarter                               2.83         1.71
                 Third Quarter                                5.07         2.25
                 Fourth Quarter                               5.05         2.90
            YEAR ENDED DECEMBER 31, 2004:
                 First Quarter                                9.30         3.16
                 Second Quarter (through April 13, 2004)      6.17         5.42

     On March 15, 2004, there were approximately 179 owners of record of Acacia Research-CombiMatrix stock and approximately 160 owners of record of Acacia Research-Acacia Technologies stock. The majority of the outstanding shares of Acacia Research-CombiMatrix stock are held by a nominee holder on behalf of an indeterminable number of ultimate beneficial owners.

DIVIDEND POLICY

     To date, we have not declared or paid any cash dividends with respect to our capital stock, and the current policy of the board of directors is to retain earnings, if any, to provide for the growth of Acacia Research Corporation. Consequently, we do not expect to pay any cash dividends in the foreseeable future. Further, there can be no assurance that our proposed operations will generate revenues and cash flow needed to declare a cash dividend or that we will have legally available funds to pay dividends.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization as of December 31, 2003, and our capitalization as adjusted to give effect to the issuance of 3,000,000 shares of our Acacia Research-CombiMatrix common stock in this offering at an assumed offering price of $5.00 per share.

     The information set forth in the following table should be read in conjunction with, and is qualified in its entirety by, the financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference into the accompanying prospectus.

                                                                                        AS OF DECEMBER 31, 2003
                                                                                  ----------------------------------
                                                                                    HISTORICAL       AS ADJUSTED (1)
                                                                                  --------------     ---------------
                                                                                       (dollars in thousands)
STOCKHOLDERS' EQUITY:
Preferred stock

  Acacia Research Corporation, par value $0.001 per share; 10,000,000
      shares authorized; no shares outstanding                                    $          --      $          --

Common stock
  Acacia Research - Acacia Technologies stock, par value $0.001 per share,
      50,000,000 authorized; 19,739,984 shares issued and outstanding;
      19,739,984 shares issued and outstanding, as adjusted                                  20                 20

  Acacia Research - CombiMatrix stock, par value $0.001 per share, 50,000,000 authorized; 26,328,122 shares issued and outstanding;
      29,328,122 shares issued and outstanding, as adjusted                                  26                 29

Additional paid-in capital                                                              244,517            258,119
Deferred stock compensation                                                                (766)              (766)
Accumulated comprehensive loss                                                                8                  8
Accumulated deficit                                                                    (183,405)          (183,405)
                                                                                  --------------     --------------
      Total stockholders' equity                                                  $      60,400      $      74,005


---------------
(1) After deducting estimated placement agent payments and estimated offering expenses payable by us.

                             SELECTED FINANCIAL DATA

     The consolidating selected balance sheet data as of December 31, 2003 and 2002 and the consolidating selected statement of operations data for the years ended December 31, 2003, 2002 and 2001 set forth below have been derived from our audited consolidated financial statements for those years and should be read in conjunction with those financial statements (including notes thereto), which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and incorporated by reference into the accompanying prospectus. The consolidating selected financial data as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 have been derived from audited consolidated financial statements for those years, which are not incorporated by reference into the accompanying prospectus, but which are included with in our previous filings with the Securities and Exchange Commission. You should read the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto incorporated by reference in the accompanying prospectus.

     Acacia Research Corporation derived the Acacia Technologies group and CombiMatrix group balance sheet data and statement of operations data from the separate audited financial statements of the Acacia Technologies group and the CombiMatrix group for the years ended December 31, 2003, 2002 and 2001, and the table should be read in conjunction with the Acacia Research Corporation consolidated financial statements and related notes thereto, incorporated by reference into the accompanying prospectus, which include the separate audited financial statements of our Acacia Technologies group and CombiMatrix group.

     The Acacia Research-Acacia Technologies common stock and the Acacia Research-CombiMatrix common stock are intended to reflect the separate performance of the respective divisions of Acacia Research Corporation, rather than the performance of Acacia Research Corporation as a whole. The chief mechanisms intended to cause the Acacia Research-Acacia Technologies common stock and the Acacia Research-CombiMatrix common stock to reflect the financial performance of the respective groups are provisions in our restated certificate of incorporation and common stock policies governing dividends and distributions to each class of stock, which specifically require the allocation of earnings to each class based upon the performance of the two groups determined in accordance with generally accepted accounting principles. Under these provisions, Acacia Research Corporation factors the assets and liabilities and income or losses attributable to the respective groups, determined as described under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies," (set forth in our latest Annual Report on Form 10-K incorporated by reference in this prospectus supplement and the accompanying prospectus) into the determination of the amounts available to pay dividends, if any, on the shares issued for the respective groups and require Acacia Research Corporation to exchange, redeem or distribute a dividend on the stock of a group if all or substantially all of the assets allocated to the respective group are sold to a third party.

     The Acacia Technologies group and the CombiMatrix group are not separate legal entities. Holders of Acacia Research-Acacia Technologies stock and Acacia Research-CombiMatrix stock are stockholders of Acacia Research Corporation. As a result, stockholders continue to be subject to all of the risks of an investment in Acacia Research Corporation and all of its businesses, assets and liabilities. The assets that Acacia Research Corporation attributes to one group could be subject to the liabilities of the other group.

                                            CONSOLIDATING STATEMENT OF OPERATIONS DATA(4)
                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------------------------------------
                                                            2003            2002            2001            2000            1999
                                                       -------------   -------------   -------------   -------------   -------------
REVENUES:
     Acacia Technologies group .....................   $        692    $         43    $     24,180    $         40    $        122
     CombiMatrix group .............................            456             839             456              17             144
                                                       -------------   -------------   -------------   -------------   -------------
     ACACIA RESEARCH CORPORATION ...................   $      1,148    $        882    $     24,636    $         57    $        266
                                                       =============   =============   =============   =============   =============
OPERATING (LOSS) INCOME
     Acacia Technologies group .....................   $     (6,013)   $     (9,865)   $      5,858    $    (12,606)   $     (4,955)
     CombiMatrix group .............................        (19,349)        (70,460)        (49,056)        (24,557)         (2,625)
                                                       -------------   -------------   -------------   -------------   -------------
     ACACIA RESEARCH CORPORATION ...................   $    (25,362)   $    (80,325)   $    (43,198)   $    (37,163)   $     (7,580)
                                                       =============   =============   =============   =============   =============
OTHER (EXPENSE) INCOME, NET:
     Acacia Technologies group .....................   $        408    $     (3,503)   $      2,111    $     (2,897)   $       (818)
     CombiMatrix group .............................            214             392           2,055           1,662            (224)
                                                       -------------   -------------   -------------   -------------   -------------
     ACACIA RESEARCH CORPORATION ...................   $        622    $     (3,111)   $      4,166    $     (1,235)   $     (1,042)
                                                       =============   =============   =============   =============   =============
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE
   MINORITY INTERESTS:
     Acacia Technologies group .....................   $     (5,468)   $    (12,658)   $      7,034    $    (15,509)   $     (5,791)
     CombiMatrix group .............................        (18,999)        (69,921)        (46,846)        (22,816)         (2,851)
                                                       -------------   -------------   -------------   -------------   -------------
     ACACIA RESEARCH CORPORATION ...................   $    (24,467)   $    (82,579)   $    (39,812)   $    (38,325)   $     (8,642)
                                                       =============   =============   =============   =============   =============
MINORITY INTERESTS:
     Acacia Technologies group .....................   $         17    $        104    $     (1,277)   $        866    $        (27)
     CombiMatrix group .............................             30          23,702          18,817           8,300           1,248
                                                       -------------   -------------   -------------   -------------   -------------
     ACACIA RESEARCH CORPORATION ...................   $         47    $     23,806    $     17,540    $      9,166    $      1,221
                                                       =============   =============   =============   =============   =============
(LOSS) INCOME FROM CONTINUING OPERATIONS:
     Acacia Technologies group .....................   $     (5,451)   $    (12,554)   $      5,757    $    (14,643)   $     (5,818)
     CombiMatrix group .............................        (18,969)        (46,219)        (28,029)        (14,516)         (1,603)
                                                       -------------   -------------   -------------   -------------   -------------
     ACACIA RESEARCH CORPORATION ...................   $    (24,420)   $    (58,773)   $    (22,272)   $    (29,159)   $     (7,421)
                                                       =============   =============   =============   =============   =============
LOSS FROM DISCONTINUED OPERATIONS (1):
     Acacia Technologies group .....................   $         --    $       (200)   $         --    $     (9,554)   $       (776)
     CombiMatrix group .............................             --              --              --              --              --
                                                       -------------   -------------   -------------   -------------   -------------
     ACACIA RESEARCH CORPORATION ...................   $         --    $       (200)   $         --    $     (9,554)   $       (776)
                                                       =============   =============   =============   =============   =============
NET (LOSS) INCOME:
     Acacia Technologies group .....................   $     (5,451)   $    (12,754)   $      5,757    $    (24,197)   $     (6,594)
     CombiMatrix group .............................        (18,969)        (46,219)        (28,029)        (14,762)         (1,603)
                                                       -------------   -------------   -------------   -------------   -------------
     ACACIA RESEARCH CORPORATION ...................   $    (24,420)   $    (58,973)   $    (22,272)   $    (38,959)   $     (8,197)
                                                       =============   =============   =============   =============   =============

LOSS PER COMMON SHARE - BASIC AND DILUTED(5):
LOSS FROM CONTINUING OPERATIONS
     Acacia Research - Acacia Technologies stock ...   $      (0.28)   $      (0.64)   $         --    $         --    $         --
     Acacia Research - CombiMatrix stock ...........          (0.76)          (2.01)             --              --              --
     Acacia Research Corporation ...................             --              --           (1.16)          (1.78)          (0.59)
LOSS FROM DISCONTINUED OPERATIONS
     Acacia Research - Acacia Technologies stock ...   $         --    $      (0.01)   $         --    $         --    $         --
     Acacia Research - CombiMatrix stock ...........             --              --              --              --              --
     Acacia Research Corporation ...................             --              --              --           (0.58)          (0.06)
NET LOSS
     Acacia Research - Acacia Technologies stock ...   $      (0.28)   $      (0.65)   $         --    $         --    $         --
     Acacia Research - CombiMatrix stock ...........          (0.76)          (2.01)             --              --              --
     Acacia Research Corporation ...................             --              --           (1.16)          (2.38)          (0.65)
WEIGHTED AVERAGE NUMBER OF COMMON AND POTENTIAL
COMMON SHARES USED IN COMPUTATION OF LOSS PER
COMMON SHARE(2) (5):
BASIC AND DILUTED
     Acacia Research - Acacia Technologies stock ...     19,661,655      19,640,808              --              --              --
                                                       =============   =============   =============   =============   =============
     Acacia Research - CombiMatrix stock ...........     24,827,819      22,950,746              --              --              --
                                                       =============   =============   =============   =============   =============
     Acacia Research Corporation ...................             --              --      19,259,256      16,346,099      12,649,133
                                                       =============   =============   =============   =============   =============

                                                                 S-5

                                       CONSOLIDATING BALANCE SHEET DATA(4)
                                                 (IN THOUSANDS)

                                                                     AT DECEMBER 31,
                                          ----------------------------------------------------------------------
                                             2003           2002           2001           2000           1999
                                          ----------     ----------     ----------     ----------     ----------
TOTAL ASSETS:
     Acacia Technologies group ......     $  39,978      $  47,212      $  62,926      $  37,062      $  49,788
     CombiMatrix group ..............        50,161         49,973         47,963         61,561          2,003
     Eliminations ...................           (99)          (114)           (30)          (107)            --
                                          ----------     ----------     ----------     ----------     ----------
     ACACIA RESEARCH CORPORATION ....     $  90,040      $  97,071      $ 110,859      $  98,516      $  51,791
                                          ==========     ==========     ==========     ==========     ==========
LONG-TERM INDEBTEDNESS:
     Acacia Technologies group ......     $      --      $      --      $      --      $      --      $      --
     CombiMatrix group ..............            --             --          1,845             --             --
                                          ----------     ----------     ----------     ----------     ----------
     ACACIA RESEARCH CORPORATION ....     $      --      $      --      $   1,845      $      --      $      --
                                          ==========     ==========     ==========     ==========     ==========
TOTAL LIABILITIES(3):
     Acacia Technologies group ......     $   4,188      $   5,183      $   5,723      $   5,075      $   1,304
     CombiMatrix group ..............        24,424         13,972         14,131         15,880            229
     Eliminations ...................           (99)          (114)           (30)          (107)           100
                                          ----------     ----------     ----------     ----------     ----------
     ACACIA RESEARCH CORPORATION ....     $  28,513      $  19,041      $  19,824      $  20,848      $   1,633
                                          ==========     ==========     ==========     ==========     ==========
MINORITY INTERESTS(3):
     Acacia Technologies group ......     $   1,127      $   1,487      $   2,194      $   2,012      $   3,992
     CombiMatrix group ..............            --            684         30,109         15,512            904
                                          ----------     ----------     ----------     ----------     ----------
     ACACIA RESEARCH CORPORATION ....     $   1,127      $   2,171      $  32,303      $  17,524      $   4,896
                                          ==========     ==========     ==========     ==========     ==========
REDEEMABLE STOCKHOLDERS' EQUITY:
     Acacia Technologies group ......     $  34,663      $  40,542      $  55,009      $  29,975      $  44,492
     CombiMatrix group ..............        25,737         35,317          3,723         30,169            770
                                          ----------     ----------     ----------     ----------     ----------
     ACACIA RESEARCH CORPORATION ....     $  60,400      $  75,859      $  58,732      $  60,144      $  45,262
                                          ==========     ==========     ==========     ==========     ==========

-------------------

(1) On February 13, 2001, the board of directors of Soundbreak.com, one of our majority-owned subsidiaries, resolved to cease operations as of February 15, 2001 and liquidate the remaining assets and liabilities of Soundbreak.com. Operating results in 1999 have been restated to present Soundbreak.com as discontinued operations. See Note 11 to the Acacia Research Corporation consolidated financial statements.

(2) Potential common shares in 2003, 2002, 2001, 2000 and 1999 have been excluded from the per share calculations because the effect of their inclusion would be anti-dilutive. In addition, all share and per share information has been adjusted as appropriate for all periods presented to reflect a two-for-one stock split effected in March 1998 and a ten percent (10%) stock dividend distributed on December 5, 2001 for stockholders of record as of November 21, 2001.

(3) Effective January 1, 2001, we changed our accounting policy for balance sheet classification of employee stock-based compensation resulting from awards in consolidated subsidiaries. As a result, effective January 1, 2001, amortized non-cash stock compensation charges related to subsidiary stock options are included in minority interests in our consolidated balance sheet. Prior to the change in accounting policy, amortized non-cash stock compensation charges related to subsidiary stock options were reflected as "accrued stock compensation" in consolidated liabilities. There is no impact on previous consolidated statements of operations as a result of this change in accounting policy.

(4) The management and allocation policies applicable to the preparation of the financial statements of the Acacia Technologies group and the CombiMatrix group and as a result, to the measurement by which dividends or performance are determined for each group, may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Acacia Research Board at any time without approval of the stockholders. The Acacia Technologies group's and the CombiMatrix group's financial statements reflect the application of the management and allocation policies adopted by the Acacia Research Corporation's board of directors to various corporate activities. Management has no plans to change allocation methods or the composition of the groups. Refer to Item 7 "Management's Discussion and Analysis of Financial Condition - Critical Accounting Policies" for a description of allocation policies applied.

(5) The 2002 share and per share information gives effect to the recapitalization transaction described elsewhere herein as of January 1, 2002. Historical share and per share information for the Acacia Research-Acacia Technologies stock and Acacia Research-CombiMatrix stock is not presented as these classes of securities were not part of Acacia Research Corporation's capital structure during 2001 and prior periods.

                        FACTORS AFFECTING COMPARABILITY:

o The Acacia Technologies group revenues reflected in 1999 primarily relate to capital management fee income, including performance fee income, recorded by the Acacia Capital Management division. During the fourth quarter of 1999, Acacia Research Corporation closed its Acacia Capital Management division. Acacia Capital Management was a general partner in two private investment partnerships and was an investment advisor to two offshore private investment corporations.

o In the fourth quarter of 2000, Acacia Research Corporation recorded $1.0 million in write-offs of other early stage investments and $2.6 million in write-offs of equity investments, attributed to the Acacia Technologies group.

o During the year ended December 31, 2000, CombiMatrix Corporation recorded deferred non-cash stock compensation charges aggregating approximately $53.8 million in connection with the granting of stock options. Deferred non-cash stock compensation charges are being amortized by the CombiMatrix group over the respective option grant vesting periods, which range from one to four years. Non-cash stock compensation charges totaled $1.7 million, $6.4 million and $20.0 million in 2003, 2002 and 2001, respectively. Non-cash stock compensation charges were not significant in prior periods.

o In connection with Acacia Research Corporation's increased focus on the media technologies and life sciences sectors, certain of Acacia Research Corporation's businesses allocated to the Acacia Technologies group ceased operations and certain investments were written off in 2000. As a result, marketing, general and administrative costs related to salaries, benefits, consulting, legal and other professional costs were significantly reduced in 2001.

o In June 2003 and September 2002, Acacia Research Corporation recorded impairment charges of $207,000 and $2.7 million, respectively, for an other-than-temporary decline in the fair value of a cost method investment, attributed to the Acacia Technologies group.

o On December 13, 2002, Acacia Research Corporation increased its consolidated ownership interest in CombiMatrix Corporation from 48% to 100%. $17.2 million of the total purchase price of $46.0 million was attributed to acquired in-process research and development, or IPR&D, and was charged to expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2002. Amounts allocated to IPR&D have been attributed to the CombiMatrix group.

o On September 30, 2002, CombiMatrix Corporation and Dr. Donald Montgomery, an officer and stockholder of CombiMatrix Corporation, entered into a settlement agreement with Nanogen to settle all pending litigation between the parties. In addition to other terms of the settlement agreement, CombiMatrix Corporation agreed to pay Nanogen $1.0 million and issued 4,016,346 shares, or 17.5% of its outstanding shares post issuance, to Nanogen. The $1.0 million in payments have been expensed in the consolidated statement of operations for the year ended December 31, 2002 under "legal settlement charges." The issuance of the CombiMatrix Corporation common shares in settlement of the litigation with Nanogen has been accounted for as a nonmonetary transaction. Accordingly, included in "legal settlement charges" in the consolidated statements of operations for the year ended December 31, 2002 is a charge in the amount of $17.5 million based on the fair value of the CombiMatrix Corporation common shares issued to Nanogen. Amounts related to the settlement have been attributed to the CombiMatrix group.

                                   MANAGEMENT

     The following is biographical information for our officers and members of our board of directors:

NAME                            AGE                   POSITION
----                            ---                   --------
EXECUTIVE OFFICERS
Paul R. Ryan                     58    Chairman and Chief Executive Officer
Robert L. Harris, II             45    President and Director
Amit Kumar, Ph.D.                39    Chief Executive Officer and President of
                                       CombiMatrix Corporation, and Director
Clayton J. Haynes                34    Chief Financial Officer, Treasurer and
                                       Senior Vice President, Finance
Robert A. Berman                 41    Executive Vice President, General Counsel
                                       and Secretary

DIRECTORS
Thomas B. Akin                   51    Director
Fred A. de Boom                  68    Director
Edward W. Frykman                67    Director
G. Louis Graziadio, III          54    Director
Rigdon Currie                    73    Director

     PAUL R. RYAN has served as a director since August 1995, as Chief Executive Officer since January 1997 and as Chairman since April 2000. He also served as President of the Company from January 1997 until July 2000. Prior to being named Chief Executive Officer, he was Executive Vice President and Chief Investment Officer of the Company from 1996 through 1997 and Vice President, Capital Management, of the Company from 1995 through 1996. He was formerly co-founder and general partner of the American Health Care Fund, L.P., held positions with Young & Rubicam, Ogilvy & Mather, and Merrill Lynch and was a private venture capital investor. Mr. Ryan holds a B.S. from Cornell University and attended the New York University Graduate School of Business.

     ROBERT L. HARRIS, II has served as a director since April 2000 and as President since July 2000. Mr. Harris was previously the President and Director of Entertainment Properties Trust from 1997 to July 2000. Mr. Harris founded Entertainment Properties Trust, a publicly-traded company that purchases real estate from major entertainment companies. Mr. Harris led the International Division and served as Senior Vice President of AMC Entertainment from 1993 to 1997, and served as President of Carlton Browne and Company, Inc., a holding company and trust with assets in real estate, insurance and financial services, from 1984 to 1992.

     AMIT KUMAR, PH.D. has served as a director since January 2003. Dr. Kumar joined Acacia Research Corporation in July 2000 as Senior Vice President of Life Sciences. Dr. Kumar was appointed to the position of Chief Executive Officer and President of CombiMatrix Corporation in September 2001. From 1999 to 2000, Dr. Kumar was CEO and President of Signature Biosciences, a genomic, proteomic, and drug discovery company. From 1998 to 1999, he was an Entrepreneur in Residence at Oak Investment Partners, specializing in emerging life science and biotechnology companies. Dr. Kumar held the position of Senior Manager at IDEXX Laboratories, and was Head of Research and Development at Idetek Corporation from 1995 to 1998. He held the position of Sr. Scientist at Idetek Corporation from 1994-1995. Dr. Kumar is a director of Digital Campaigns, Inc., a private company, and is a member of the Scientific Advisory Board of BioProcessors Inc., a private company. Dr. Kumar received his bachelor's degree from Occidental College in 1986, his Ph.D. from the California Institute of Technology in 1991, and completed his Post-Doctorate Fellowship at Harvard University in 1993.

     CLAYTON J. HAYNES joined the Company in April 2001 as Treasurer and Senior Vice President, Finance. In November 2001, Mr. Haynes was appointed Chief Financial Officer of the Company. From 1992 to March 2001, Mr. Haynes was employed by PricewaterhouseCoopers LLP, ultimately serving as a Manager in the Audit and Business Advisory Services practice. Mr. Haynes received a B.A. from the University of California at Los Angeles, is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants.

     ROBERT A. BERMAN joined the Company in 2000 and was named Senior Vice President and General Counsel in February 2001. In November 2003, Mr. Berman was appointed Executive Vice President, Business Development. Mr. Berman held the position of Director of New Business Development at National Media Corporation from 1997 to 1999 and at QVC from 1993 to 1997. He practiced law at the Philadelphia law firm of Blank, Rome, Comsikey and McCauley from 1989 to 1993. Mr. Berman received a B.S. from the University of Pennsylvania's Wharton School, and a J.D. from Northwestern Law School.

     THOMAS B. AKIN has served as a director since May 1998. Mr. Akin serves as the managing partner of Talkot Capital, LLC. In that capacity Mr. Akin is the general partner of Talkot Crossover Fund and Talkot Capital IV, LLC. Mr. Akin previously worked for Merrill Lynch and Salomon Brothers in various roles in institutional sales. Mr. Akin serves as the Chairman of the Board of Dynex Capital, Inc. and as a director and member of the Audit Committee of ADX Corporation. Mr. Akin holds a B.A. from the University of California at Santa Cruz and an M.B.A. in finance from the University of California at Los Angeles.

     FRED A. DE BOOM has served as a director since February 1995. Mr. de Boom has been a principal in Sonfad Associates since 1995. Sonfad Associates is a Los Angeles-based investment banking firm that is involved in mergers and acquisitions, private debt and equity placements, strategic and financial business planning, leveraged buy-outs and ESOP funding, bank debt refinance, asset based and lease financing, and equity for debt restructuring. Previously, he was employed as a Vice President of Tokai Bank for five years and as a Vice President of Union Bank for eight years. Mr. de Boom received his B.A. degree from Michigan State University and his M.B.A. degree from the University of Southern California.

     EDWARD W. FRYKMAN has served as a director since April 1996. Mr. Frykman has been an Account Executive with Crowell, Weedon & Co. since 1992. Previously, Mr. Frykman served as Senior Vice President of L.H. Friend & Co. Both Crowell, Weedon & Co. and L.H. Friend & Co. are investment brokerage firms located in Southern California. In addition, Mr. Frykman was a Senior Account Executive with Shearson Lehman Hutton where he served as the Manager of the Los Angeles Regional Retail Office. Mr. Frykman serves as a director of Arrowhead Research Corp.

     G. LOUIS GRAZIADIO, III has been a director since February 2002. Mr. Graziadio has held the positions of Chairman and Chief Executive Officer of Second Southern Corp., the managing partner of Ginarra Partners, L.L.C., a California company engaged in a wide range of investment activities and business ventures, since 1990. He also serves as Chairman and Chief Executive Officer of Boss Holdings, Inc.

     RIGDON CURRIE has been a director since January 2003. Mr. Currie is a director and a member of the Compensation Committee of ESP, Inc., which develops software for managing industrial environmental issues; Chairman of the Board of Opportunity Capital Corporation, a private venture capital firm focused on minority business; and a director of W3 Commerce, Inc., a private software firm focused on Internet commerce traffic generation. Mr. Currie received a B.S.I.E. from the Georgia Institute of Technology and an M.B.A. from Harvard Business School.

                                                    THE OFFERING

Acacia Research-CombiMatrix common stock offered..........   3,000,000 shares

Acacia Research-CombiMatrix common stock to be outstanding
after this offering ......................................   29,328,122 shares

Acacia Research-Acacia Technologies common stock offered..   0 shares

Acacia Research-Acacia Technologies common stock to be
outstanding after this offering ..........................   19,739,984 shares

Use of Proceeds...........................................   We intend to use the net proceeds from the sale of the
                                                             securities offered by this prospectus and the related
                                                             accompanying prospectus supplement to provide working
                                                             capital for our business, including our subsidiaries.

Nasdaq National Market symbol.............................   CBMX: ACTG

     The information above is based on 26,328,122 shares of Acacia Research-CombiMatrix common stock and 19,739,984 shares of Acacia
Research-Acacia Technologies common stock outstanding as of December 31, 2003, and excludes:

     o 6,616,740 shares of Acacia Research-CombiMatrix common stock that may be issued upon the exercise of outstanding options granted under our 2002 CombiMatrix Stock Incentive Plan at a weighted average exercise price of $7.28 per share as of December 31, 2003.

     o 2,208,443 shares reserved for issuance under our 2002 CombiMatrix Stock Incentive Plan as of December 31, 2003. The share reserve under the 2002 CombiMatrix Stock Incentive Plan automatically increases on the first trading day in January each calendar year by an amount equal to three percent (3%) of the total number of shares of our Acacia Research-CombiMatrix common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 600,000 shares and in no event will the total number of common stock in the share reserve (as adjusted for all such annual increases) exceed twenty million shares.

     o 1,045,000 shares of Acacia Research-CombiMatrix common stock that may be issued upon the exercise of outstanding warrants at a per share exercise price of $2.75, which warrants are exercisable through May 2008.

     o 1,240,000 shares of Acacia Research-Acacia Technologies common stock that were issuable upon the exercise of warrants at a per share exercise price of $13.23. These warrants expired unexercised in January 2004.

     o 692,000 shares of Acacia Research-CombiMatrix common stock that were issuable upon the exercise of warrants at a per share exercise price of $10.50. These warrants expired unexercised in January 2004.

     o 5,138,630 shares of Acacia Research-Acacia Technologies common stock that may be issued upon the exercise of outstanding options granted under our 2002 Acacia Technologies Stock Incentive Plan at a weighted average exercise price of $8.29 per share as of December 31, 2003.

     o 470,049 shares reserved for issuance under our 2002 Acacia Technologies Stock Incentive Plan as of December 31, 2003. The share reserve under the 2002 Acacia Technologies Stock Incentive Plan automatically increases on the first trading day in January each calendar year by an amount equal to three percent (3%) of the total number of shares of our Acacia Research-Acacia Technologies common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 500,000 shares and in no event will the total number of common stock in the share reserve (as adjusted for all such annual increases) exceed twenty million shares.

     To the extent that any of outstanding options are exercised, new options are issued under our stock incentive plans or we issue additional shares of common stock in the future, there will be further dilution to new investors.

                           __________________________

     Our address is 500 Newport Center Drive, 7th Floor, Newport Beach, California 92660, and our telephone number is (949) 480-8300.

                                 USE OF PROCEEDS

     We estimate that the net proceeds we will receive from this offering will be approximately $13,605,000 million, after deducting the placement agent fees and estimated offering expenses. We will retain broad discretion over the use of the net proceeds from the sale of our Acacia Research-CombiMatrix common stock offered hereby. We currently anticipate using the net proceeds from the sale of our Acacia Research-CombiMatrix common stock hereby primarily for working capital for our CombiMatrix group, including the CombiMatrix group's subsidiaries.

     The amounts and timing of the CombiMatrix group's expenditures may vary significantly depending on numerous factors, such as the progress of our research and development efforts, technological advances and the competitive environment for our products. We may also use a portion of the net proceeds to acquire or invest in businesses complementary to the CombiMatrix group's business, products and technologies. Although we have no specific arrangements with respect to acquisitions, we evaluate acquisition opportunities and engage in related discussions from time to time.

                                    DILUTION

     Our net tangible book value on December 31, 2003 was as follows:

                                                             SHARES OF       NET TANGIBLE
                                       NET TANGIBLE         COMMON STOCK      BOOK VALUE
                                       BOOK VALUE(1)        OUTSTANDING       PURCHASE(4)
                                       -------------        -----------       -----------
     CombiMatrix group                  (3,804,987)        26,328,122 (2)       (0.14)

     Acacia Technologies group          30,448,742         19,739,984 (3)        1.54

     Acacia Research Consolidated       26,643,755         N/A                   N/A

--------------------------------------------------------------------------------

     (1) Represents Net Tangible Book Value as of December 31, 2003. This Table should be read in connection with the selected financial data beginning on page S-4.

     (2) Represents shares of AR-CombiMatrix common stock, which is intended to reflect the performance of Acacia Research Corporation's CombiMatrix group, outstanding on December 31, 2003.

     (3) Represents shares of AR-Acacia Technologies common stock, which is intended to reflect the performance of Acacia Research Corporation's Acacia Technologies group, outstanding on December 31, 2003.

     (4) Net tangible book value per share on December 31, 2003 is determined by dividing the net tangible book value, which consists of tangible assets less total liabilities, for the CombiMatrix group and the Acacia Technologies group, by the number of shares of AR-CombiMatix and AR-Acacia Technologies common stock, respectively, outstanding on that date. Holders of Acacia Research-CombiMatrix common stock, however, are common stockholders of Acacia Research Corporation and are subject to all of the risks of an equity investment in Acacia Research Corporation and all of its businesses, assets and liabilities.

     Without taking into account any other changes in the net tangible book value for the CombiMatrix group after December 31, 2003, other than to give effect to our receipt of the estimated net proceeds from the sale of the maximum number of shares issuable in this offering (3,000,000 shares) at an offering price of $5.00 per share, less the fees due to the placement agent and our estimated offering expenses, the net tangible book value of the CombiMatrix group as of December 31, 2003, after giving effect to the items above, would have been approximately $9.8 million, or $0.33 per share. This represents an immediate increase in the net tangible book value of $0.47 per share to existing holders of Acacia Research-CombiMatrix common stock and an immediate dilution of $4.67 per share to new investors. The following table illustrates this per share dilution:

     Offering price per share................................................        $ 5.00
                                                                                 ---------------

        Net tangible book value per share as of December 31, 2003............        $(0.14)
                                                                                 ---------------

        Increase in net tangible book value per share attributable to the
        offering.............................................................        $ 0.47
                                                                                 ---------------

     Pro forma net tangible book value per share as of December 31, 2003,
     after giving effect to the offering.....................................        $ 0.33
                                                                                 ---------------

     Dilution per share to new investors in the offering.....................        $ 4.67
                                                                                 ---------------

          The tables above are based on 26,328,122 shares of Acacia Research-CombiMatrix common stock and 19,739,984 shares of Acacia Research-Acacia Technologies common stock outstanding as of December 31, 2003, and exclude the following shares of common stock that may be issued upon the exercise of outstanding options granted and shares reserved for issuance under our 2002 CombiMatrix Stock Incentive Plan and our 2002 Acacia Technologies Stock Incentive Plan, as of December 31, 2003:

     o 6,616,740 shares of Acacia Research-CombiMatrix common stock that may be issued upon the exercise of outstanding options granted under our 2002 CombiMatrix Stock Incentive Plan at a weighted average exercise price of $7.28 per share as of December 31, 2003.

     o 2,208,443 shares reserved for issuance under our 2002 CombiMatrix Stock Incentive Plan as of December 31, 2003. The share reserve under the 2002 CombiMatrix Stock Incentive Plan automatically increases on the first trading day in January each calendar year by an amount equal to three percent (3%) of the total number of shares of our Acacia Research-CombiMatrix common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 600,000 shares and in no event will the total number of common stock in the share reserve (as adjusted for all such annual increases) exceed twenty million shares.

     o 1,045,000 shares of Acacia Research-CombiMatrix common stock that may be issued upon the exercise of outstanding warrants at a per share exercise price of $2.75, which warrants are exercisable through May 2008.

     o 1,240,000 shares of Acacia Research-Acacia Technologies common stock that were issuable upon the exercise of warrants at a per share exercise price of $13.23. These warrants expired unexercised in January 2004.

     o 692,000 shares of Acacia Research-CombiMatrix common stock that were issuable upon the exercise of warrants at a per share exercise price of $10.50. These warrants expired unexercised in January 2004.

     o 5,138,630 shares of Acacia Research-Acacia Technologies common stock that may be issued upon the exercise of outstanding options granted under our 2002 Acacia Technologies Stock Incentive Plan at a weighted average exercise price of $8.29 per share as of December 31, 2003.

     o 470,049 shares reserved for issuance under our 2002 Acacia Technologies Stock Incentive Plan as of December 31, 2003. The share reserve under the 2002 Acacia Technologies Stock Incentive Plan automatically increases on the first trading day in January each calendar year by an amount equal to three percent (3%) of the total number of shares of our Acacia Research-Acacia Technologies common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 500,000 shares and in no event will the total number of common stock in the share reserve (as adjusted for all such annual increases) exceed twenty million shares.

     To the extent that any of outstanding options are exercised, new options are issued under our stock incentive plans or we issue additional shares of common stock in the future, there will be further dilution to new investors.

                              PLAN OF DISTRIBUTION

     We are offering the shares of our Acacia Research-CombiMatrix common stock through two placement agents. Subject to the terms and conditions contained in the placement agency agreement dated April 13, 2004, Thomas Weisel Partners LLC and Brean Murray & Co., Inc. have agreed to act as placement agents for the sale of up to 3,000,000 shares of our Acacia Research-CombiMatrix common stock. The placement agents are not purchasing or selling any shares by this prospectus supplement or accompanying prospectus, nor are they required to purchase or arrange the purchase or sale of any specific number or dollar amount of shares, but they have agreed to use best efforts to arrange for the sale of all 3,000,000 shares.

     The placement agency agreement provides that the obligations of the placement agents and the investors are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from our counsel, our independent auditors and us.

     The shares of Acacia Research-CombiMatrix common stock sold in this offering will be listed on the Nasdaq National Market under the symbol "CBMX". We expect that the shares of Acacia Research-CombiMatrix common stock will be delivered only in book-entry form through The Depository Trust Company, New York, New York on or about April 15, 2004.

     It is possible that not all of the shares of our Acacia
Research-CombiMatrix common stock offered pursuant to this prospectus supplement will be sold at the closing, in which case our net proceeds would be reduced.

     The placement agents' compensation for this offering will consist of a placement agent fee and reimbursement of offering expenses described below. We will pay the placement agent fees equal to (i) 8% of the first $5,000,000 in gross proceeds received by us in the offering, (ii) 7% of the next $5,000,000 in gross proceeds received by us in the offering, and (iii) 6% of all additional gross proceeds received by us in the offering. Brean Murray & Co. will receive 15% of the aggregate placement fees and the remainder of the placement fees will be paid to Thomas Weisel Partners LLC. However, no compensation will be payable to the placement agents for sales of shares of our Acacia Research-CombiMatrix common stock to strategic investors purchasing stock in connection with entering into license, joint venture, partnership or other related agreements with us. The estimated offering expenses payable by us, in addition to the placement agent's fee, are approximately $345,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the shares of Acacia Research-CombiMatrix common stock. After deducting certain fees due to the placement agent and our estimated offering expenses, we expect the net proceeds from this offering to be up to approximately $13.6 million.

     The following table shows the per unit and total placement fees payable to Thomas Weisel Partners LLC and Brean Murray & Co. in connection with the sale of shares offered pursuant to this prospectus supplement and the accompanying prospectus.
                                                     Per Share           Total
                                                     ---------           -----
Thomas Weisel Partners LLC......................       $0.30           $893,000
Brean Murray & Co...............................       $0.05           $157,000
Total...........................................       $0.35         $1,050,000

     We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the placement agency agreement. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

     We have agreed to certain lock-up provisions with regard to future sales of our Acacia Research-CombiMatrix common stock for a period of 30 days after the offering as set forth in the placement agency agreement.

     The placement agency agreement with Thomas Weisel Partners LLC is included as an exhibit to our Current Report on Form 8-K that will be filed with the Securities and Exchange Commission in connection with the consummation of this offering.

     The transfer agent for our common stock is U.S. Stock Transfer Corporation.

                                  LEGAL MATTERS

     The validity of our securities offered in this prospectus supplement and accompanying prospectus will be passed upon for us by Allen Matkins Leck Gamble & Mallory LLP, Century City, California. Certain legal matters relating to this offering will be passed upon for the placement agent by Wilson Sonsini Goodrich & Rosati, New York City, New York.

                                                FILED PURSUANT TO RULE 424(b)(3)
                                                     REGISTRATION NO. 333-112885

PROSPECTUS

                                   $50,000,000


                                     ACACIA
                                    RESEARCH
                                  CORPORATION


                           ACACIA RESEARCH CORPORATION

                    ACACIA RESEARCH-COMBIMATRIX COMMON STOCK
                ACACIA RESEARCH-ACACIA TECHNOLOGIES COMMON STOCK
                                    WARRANTS
                           __________________________

     By this prospectus, we may offer, from time to time:

     o    shares of our Acacia Research-CombiMatrix common stock;

     o    shares of our Acacia Research-Acacia Technologies common stock;

     o warrants to purchase shares of our Acacia Research-CombiMatrix common stock and our Acacia Research-Acacia Technologies common stock; or

     o    any combination of the foregoing.

     We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

     This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

     Our Acacia Research-CombiMatrix common stock is traded on the Nasdaq National Market under the ticker symbol "CBMX." On March 16, 2004, the last reported sales price of our Acacia Research-CombiMatrix common stock was $6.01 per share.

     Our Acacia Research-Acacia Technologies common stock is traded on the Nasdaq National Market under the ticker symbol "ACTG." On March 16, 2004, the last reported sales price of our Acacia Research-Acacia Technologies common stock was $6.54 per share.

     We may sell these securities to or through underwriters, dealers or agents, or we may sell the securities directly to investors on our own behalf.

     INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS BEFORE BUYING ANY OF THE SECURITIES OFFERED HEREBY.

                           __________________________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  THE DATE OF THIS PROSPECTUS IS MARCH 17, 2004

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.


                                TABLE OF CONTENTS


About This Prospectus.........................................................1
Our Company...................................................................1
Risk Factors..................................................................2
Forward-Looking Statements...................................................22
Use Of Proceeds..............................................................22
Description of our Capital Stock.............................................23
Description of Warrants......................................................29
Plan of Distribution.........................................................30
Experts  31
Legal Matters................................................................31
Where You Can Find More Information..........................................31
Information Incorporated By Reference........................................32

                                      (i)

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this process, we may offer and sell any combination of Acacia Research-CombiMatrix common stock ("AR-CombiMatrix Stock"), Acacia Research-Acacia Technologies common stock ("AR-Acacia Technologies Stock") and warrants to purchase our AR-CombiMatrix Stock or our AR-Acacia Technologies stock in one or more offerings for total proceeds of up to $50,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. It is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                                   OUR COMPANY

OUR BUSINESS

         Acacia Research develops, acquires and licenses enabling technologies for the life sciences and media technologies sectors, which comprise the two business groups of Acacia Research.

         Our life sciences business, referred to as the "CombiMatrix group," is comprised of our wholly owned subsidiaries, CombiMatrix Corporation, CombiMatrix Corporation's majority owned subsidiary, Advanced Material Sciences, Inc., and CombiMatrix Corporation's wholly owned subsidiary, CombiMatrix KK. CombiMatrix Corporation is a life sciences technology company with a proprietary system for rapid, cost competitive creation of DNA and other compounds on a programmable semiconductor chip. This proprietary technology has applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology.

         Our media technologies business, referred to as the "Acacia Technologies group," is primarily comprised of our interests in two wholly owned media technologies subsidiaries: Acacia Media Technologies Corporation and Soundview Technologies, Inc. The Acacia Technologies group owns patented digital media transmission, or DMT, technology enabling the digitization, encryption, storage, transmission, receipt and playback of digital content. The DMT technology is protected by five United States and 31 foreign patents. The DMT technology is utilized by a variety of companies, including cable companies, hotel in-room entertainment companies, Internet movie companies, Internet music companies, on-line adult entertainment companies, on-line learning companies and other companies that stream audio or audio/video content. The Acacia Technologies group's United States DMT patents expire in 2011 and its international DMT patents expire in 2012. The Acacia Technologies group also owns technology known as the V-chip. The V-chip was adopted by manufacturers of televisions sold in the United States to provide blocking of certain programming based upon its content rating code, in compliance with the Telecommunications Act of 1996. The V-chip technology was protected by U.S. Patent No. 4,554,584, which expired in July 2003.

GENERAL INFORMATION

         We were incorporated on January 25, 1993 under the laws of the State of California. In December 1999, we changed our state of incorporation from California to Delaware. Our principal executive office is located at 500 Newport Center Drive, 7th Floor, Newport Beach, California 92660. Our telephone number is (949) 480-8300.

                                  RISK FACTORS

         AN INVESTMENT IN OUR STOCK INVOLVES A NUMBER OF RISKS. BEFORE MAKING A DECISION TO PURCHASE OUR SECURITIES, YOU SHOULD CAREFULLY CONSIDER ALL OF THE RISKS DESCRIBED IN THIS PROSPECTUS. IF ANY OF THE RISKS DISCUSSED IN THIS PROSPECTUS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IF THIS WERE TO OCCUR, THE TRADING PRICE OF OUR SECURITIES COULD DECLINE SIGNIFICANTLY AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

                                  GENERAL RISKS

THE CONTINUING WORLDWIDE ECONOMIC SLOWDOWN AND RELATED UNCERTAINTIES MAY CONTINUE TO ADVERSELY IMPACT OUR REVENUES AND OPERATING RESULTS.

         Slower economic activity, concerns about inflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns in the technology and biotechnology and related industries, the lingering effects of the war in Iraq, recent international conflicts and the events of September 11, 2001 and other terrorist and military activity have resulted in a continuing downturn in worldwide economic conditions. We cannot predict the timing, strength and duration of any economic recovery in our industries. These conditions make it extremely difficult for us to accurately forecast and plan future business activities. We cannot predict the timing, strength and duration of any economic recovery, worldwide or in our markets. If such conditions continue or worsen, our business, financial condition and results of operations will likely be materially and adversely affected.

BECAUSE OUR BUSINESS OPERATIONS ARE SUBJECT TO MANY INHERENT AND UNCONTROLLABLE RISKS, WE MAY NOT SUCCEED.

         We have significant economic interests in our subsidiary companies. Our business operations are subject to numerous risks, challenges, expenses and uncertainties inherent in the establishment of new business enterprises. Many of these risks and challenges are subject to outside influences over which we have no control, including:

         o our subsidiary companies' products and services face uncertain market acceptance;

         o technological advances may make our subsidiary companies' products and services obsolete or less competitive;

         o competition is intense in the industries in which our subsidiaries do business;

         o increases in operating costs, including costs for supplies, personnel and equipment;

         o        the availability and cost of capital;

         o        general economic conditions; and

         o governmental regulation that excessively restricts our subsidiary companies' businesses.

         We cannot assure you that our subsidiary companies will be able to market any product or service on a large commercial scale, that our subsidiary companies will ever achieve or maintain profitable operations or that they, or we, will be able to remain in business.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR ADDITIONAL LOSSES IN THE FUTURE.

         We have sustained substantial losses since our inception resulting in an accumulated deficit, as of December 31, 2003, of $183.4 million on a consolidated basis. We may never become profitable or if we do, we may never be able to sustain profitability. We expect to incur significant research and development, marketing, general and administrative expenses. As a result, we expect to incur significant losses for the foreseeable future.

OUR STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS IN OUR SECURITIES.

         The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our two classes of common stock.

         The market prices of our securities may also fluctuate significantly in response to the following factors, some of which are beyond our control:

         o        variations in our quarterly operating results;

         o changes in management's or securities analysts' estimates of our financial performance;

         o        changes in market valuations of similar companies;

         o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

         o        failure to complete significant transactions; and

         o        additions or departures of key personnel.

BECAUSE CERTAIN OF OUR SUBSIDIARY COMPANIES MAY NOT GENERATE ANY SIGNIFICANT REVENUES, AND OPERATING RESULTS FROM OUR SUBSIDIARY COMPANIES MAY FLUCTUATE SIGNIFICANTLY, OUR OWN OPERATING RESULTS MAY BE NEGATIVELY AFFECTED.

         Our operating results may be materially impacted by the operating results of our subsidiary companies. We cannot assure that these companies will be able to meet their anticipated working capital needs to develop their products and services. If they fail to properly develop these products and services, they will be unable to generate meaningful product sales. We anticipate that our operating results are likely to vary significantly as a result of a number of factors, including:

         o the timing of new product introductions by each subsidiary company;

         o the stage of development of the business of each subsidiary company;

         o the technical feasibility of each subsidiary company's technologies and techniques;

         o the novelty of the technology owned by our subsidiary companies;

         o the accuracy, effectiveness and reliability of products developed by our subsidiary companies;

         o        the level of product acceptance;

         o the strength of each subsidiary company's intellectual property rights;

         o the ability of each subsidiary company to avoid infringing the intellectual property rights of others;

         o each subsidiary company's ability to exploit and commercialize its technology;

         o the volume and timing of orders received and product line maturation;

         o        the impact of price competition; and

         o each subsidiary company's ability to access distribution channels.

         Many of these factors are beyond our subsidiary companies' control. We cannot provide any assurance that any subsidiary company will experience growth in the future or be profitable on an operating basis in any future period.

IF WE, OR OUR SUBSIDIARIES, ENCOUNTER UNFORESEEN DIFFICULTIES AND CANNOT OBTAIN ADDITIONAL FUNDING ON FAVORABLE TERMS, OUR BUSINESS MAY SUFFER.

         As of December 31, 2003, we had cash and short-term investments of $50.5 million on our consolidated financial statements.

         To date, our subsidiary companies have relied primarily upon selling equity securities, including sales to and loans from us, to generate the funds needed to finance implementing their plans of operations. Our subsidiary companies may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require us to make additional investments or face a dilution of our equity interests.

         We cannot assure that we will not encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated. Any efforts to seek additional funds could be made through equity, debt or other external financings. Nevertheless, we cannot assure that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed for our subsidiary companies and ourselves, we may not be able to execute our business plans and our business may suffer.

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, WE CANNOT ASSURE THAT OUR OPERATIONS WILL BE PROFITABLE.

         We commenced operations in 1993 and, accordingly, have a limited operating history. In addition, certain of our subsidiary companies are in the early stages of development and or operations and have limited operating histories. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies with such limited operating histories. Since we have a limited operating history, we cannot assure you that our operations will be profitable or that we will generate sufficient revenues to meet our expenditures and support our activities.

         During the fiscal year ended December 31, 2003, we had operating losses of approximately $25.4 million and net losses of approximately $24.4 million. If we continue to incur operating losses, we may not have enough money to expand our business and our subsidiary companies' businesses in the future.

OUR FUTURE SUCCESS DEPENDS IN PART ON THE CONTINUED SERVICE OF OUR KEY EXECUTIVES, AND THE LOSS OF ANY OF THESE KEY EXECUTIVES COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

         Our success depends in part upon the continued service of our executive officers, particularly Paul R. Ryan, our Chairman and Chief Executive Officer, Robert L. Harris, II, our President, and Dr. Amit Kumar, President and Chief Executive Officer of CombiMatrix Corporation. Neither Messrs. Ryan or Harris nor Dr. Kumar has an employment or non-competition agreement with us. The loss of any of these key individuals would be detrimental to our ongoing operations and prospects.

OUR FUTURE SUCCESS AND THE SUCCESS OF OUR SUBSIDIARY COMPANIES DEPENDS ON OUR AND THEIR ABILITIES TO ATTRACT AND RETAIN QUALIFIED TECHNICAL PERSONNEL AND QUALIFIED MANAGEMENT AND MARKETING TEAMS. FAILURE TO DO SO WOULD HARM OUR ONGOING OPERATIONS AND BUSINESS PROSPECTS.

         We believe that our success will depend on continued employment by us and our subsidiary companies of senior management and key technical personnel. Our subsidiary companies will need to attract, retain and motivate qualified management personnel to execute their current business plans and to successfully develop commercially viable products and services. Competition for qualified personnel is intense and we cannot assure you that we will successfully retain our existing key employees or attract and retain any additional personnel we may require.

         Each of our subsidiary companies has key executives upon whom we significantly depend, and the success of those subsidiary companies depends on their ability to retain and motivate those individuals.

FAILURE TO EFFECTIVELY MANAGE OUR GROWTH COULD PLACE STRAINS ON OUR MANAGERIAL, OPERATIONAL AND FINANCIAL RESOURCES AND COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

         Our growth has placed, and is expected to continue to place, a strain on our managerial, operational and financial resources. Further, as our subsidiary companies' businesses grow, we will be required to manage multiple relationships. Any further growth by us or our subsidiary companies or an increase in the number of our strategic relationships will increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan. In addition, our future success depends on our ability to expand our organization to match the growth of our subsidiaries.

THE AVAILABILITY OF SHARES FOR SALE IN THE FUTURE COULD REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

         In the future, we may issue securities to raise cash for acquisitions. We may also pay for interests in additional subsidiary companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

         In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER OF ACACIA RESEARCH CORPORATION THAT MIGHT OTHERWISE RESULT IN OUR STOCKHOLDERS RECEIVING A PREMIUM OVER THE MARKET PRICE OF THEIR SHARES.

         Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of Acacia Research Corporation by means of a tender offer, proxy contest or otherwise, and the removal of incumbent officers and directors. These provisions include:

         o Section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, until three years after that party became a 15%-or-greater stockholder;

         o amendment of our bylaws by the stockholders requires a two-thirds approval of the outstanding shares;

         o the authorization in our certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover;

         o provisions in our bylaws eliminating stockholders' rights to call a special meeting of stockholders, which could make it more difficult for stockholders to wage a proxy contest for control of our board of directors or to vote to repeal any of the anti-takeover provisions contained in our certificate of incorporation and bylaws; and

         o the division of our board of directors into three classes with staggered terms for each class, which could make it more difficult for an outsider to gain control of our board of directors.

         Such potential obstacles to a takeover could adversely affect the ability of our stockholders to receive a premium price for their stock in the event another company wants to acquire us.

                     RISKS RELATING TO THE COMBIMATRIX GROUP

         The risk factors beginning on this page discuss risks relating to the CombiMatrix group. Because each holder of AR- CombiMatrix stock is also a holder of the common stock of one company, Acacia Research Corporation, the risks associated with the Acacia Technologies group could affect our AR-CombiMatrix stock. As such, we urge you to read carefully the section "Risks Relating to the Acacia Technologies Group" below.

THE COMBIMATRIX GROUP HAS A HISTORY OF LOSSES AND EXPECTS TO INCUR ADDITIONAL LOSSES IN THE FUTURE.

         The CombiMatrix group has sustained substantial losses since its inception. The CombiMatrix group may never become profitable or if it does, it may never be able to sustain profitability. We expect the CombiMatrix group to incur significant research and development, marketing, general and administrative expenses. As a result, we expect the CombiMatrix group to incur significant losses for the foreseeable future.

THE COMBIMATRIX GROUP MAY FAIL TO MEET MARKET EXPECTATIONS BECAUSE OF FLUCTUATIONS IN ITS QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE ITS STOCK PRICE TO DECLINE.

         The CombiMatrix group's revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter in the future. It is possible that in future periods the CombiMatrix group's revenues could fall below the expectations of securities analysts or investors, which could cause the market price of our AR-CombiMatrix stock to decline. The following are among the factors that could cause the CombiMatrix group's operating results to fluctuate significantly from period to period:

         o        its unpredictable revenue sources, as described below;

         o the nature, pricing and timing of the CombiMatrix group's and its competitors' products;

         o changes in the CombiMatrix group's and its competitors' research and development budgets;

         o expenses related to, and the CombiMatrix group's ability to comply with, governmental regulations of its products and processes; and

         o expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

         The CombiMatrix group anticipates significant fixed expenses due in part to its need to continue to invest in product development. It may be unable to adjust its expenditures if revenues in a particular period fail to meet its expectations, which would harm its operating results for that period. As a result of these fluctuations, the CombiMatrix group believes that period-to-period comparisons of the CombiMatrix group's financial results will not necessarily be meaningful, and you should not rely on these comparisons as an indication of its future performance.

THE COMBIMATRIX GROUP'S REVENUES WILL BE UNPREDICTABLE, AND THIS MAY HARM ITS FINANCIAL CONDITION.

         The amount and timing of revenues that the CombiMatrix group may realize from its business will be unpredictable because:

         o whether products are commercialized and generate revenues depends, in part, on the efforts and timing of its potential customers;

         o        its sales cycles may be lengthy; and

         o it cannot be sure as to the timing of receipt of payment for its products.

         As a result, the CombiMatrix group's revenues may vary significantly from quarter to quarter, which could make its business difficult to manage and cause its quarterly results to be below market expectations. If this happens, the price of the CombiMatrix group's common stock may decline significantly.

TECHNOLOGY COMPANY STOCK PRICES ARE ESPECIALLY VOLATILE, AND THIS VOLATILITY MAY DEPRESS THE PRICE OF OUR AR-COMBIMATRIX STOCK.

         The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly biotechnology companies, has been highly volatile. We believe that various factors may cause the market price of our AR-CombiMatrix stock to fluctuate, perhaps substantially, including, among others, announcements of:

         o        its or its competitors' technological innovations;

         o developments or disputes concerning patents or proprietary rights;

         o supply, manufacturing or distribution disruptions or other similar problems;

         o proposed laws regulating participants in the biotechnology industry;

         o developments in relationships with collaborative partners or customers;

         o its failure to meet or exceed securities analysts' expectations of its financial results; or

         o a change in financial estimates or securities analysts' recommendations.

         In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If our AR-CombiMatrix stock was the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, which could materially harm the business and financial results of the CombiMatrix group.

THE COMBIMATRIX GROUP IS DEPLOYING NEW AND UNPROVEN TECHNOLOGIES WHICH MAKES EVALUATION OF ITS BUSINESS AND PROSPECTS DIFFICULT AND IT MAY BE FORCED TO CEASE OPERATIONS IF IT DOES NOT DEVELOP COMMERCIALLY SUCCESSFUL PRODUCTS.

         The CombiMatrix group has not proven its ability to commercialize products on a large scale. In order to successfully commercialize products on a large scale, it will have to make significant investments, including investments in research and development and testing, to demonstrate their technical benefits and cost-effectiveness. Problems frequently encountered in connection with the commercialization of products using new and unproven technologies might limit its ability to develop and commercialize its products. For example, the CombiMatrix group's products may be found to be ineffective, unreliable or otherwise unsatisfactory to potential customers. The CombiMatrix group may experience unforeseen technical complications in the processes it uses to develop, manufacture, customize or receive orders for its products. These complications could materially delay or limit the use of products the CombiMatrix group attempts to commercialize, substantially increase the anticipated cost of its products or prevent it from implementing its processes at appropriate quality and scale levels, thereby causing its business to suffer.

THE COMBIMATRIX GROUP MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, AND IF ADDITIONAL CAPITAL IS NOT AVAILABLE ON ACCEPTABLE TERMS, THE COMBIMATRIX GROUP MAY HAVE TO CURTAIL OR CEASE OPERATIONS.

         The CombiMatrix group's future capital requirements will be substantial and will depend on many factors including how quickly it commercializes its products, the progress and scope of its collaborative and independent research and development projects, the filing, prosecution, enforcement and defense of patent claims and the need to obtain regulatory approval for certain products in the United States or elsewhere. Changes may occur that would cause the CombiMatrix group's available capital resources to be consumed significantly sooner than it expects.

         The CombiMatrix group may be unable to raise sufficient additional capital on favorable terms or at all. If it fails to do so, it may have to curtail or cease operations or enter into agreements requiring it to relinquish rights to certain technologies, products or markets because it will not have the capital necessary to exploit them.

IF THE COMBIMATRIX GROUP DOES NOT ENTER INTO SUCCESSFUL PARTNERSHIPS AND COLLABORATIONS WITH OTHER COMPANIES, IT MAY NOT BE ABLE TO FULLY DEVELOP ITS TECHNOLOGIES OR PRODUCTS, AND ITS BUSINESS WOULD BE HARMED.

         Since the CombiMatrix group does not possess all of the resources necessary to develop and commercialize products that may result from its technologies on a mass scale, it will need either to grow its sales, marketing and support group or make appropriate arrangements with strategic partners to market, sell and support its products. The CombiMatrix group believes that it will have to enter into additional strategic partnerships to develop and commercialize future products. If it does not enter into adequate agreements, or if its existing arrangements or future agreements are not successful, its ability to develop and commercialize products will be impacted negatively, and its revenues will be adversely affected.

         The current business of the CombiMatrix group is substantially dependent on its existing arrangement with Roche. The CombiMatrix group currently relies upon payments by Roche for a majority of its future revenues and expends a majority of its resources toward fulfilling its contractual obligations to Roche. Roche's primary service to the CombiMatrix group is to distribute and proliferate its technology platform. If the CombiMatrix group were to lose its relationship with Roche, the CombiMatrix group would be required to establish a distribution agreement with another partner or distribute its technology platform itself. This could prove difficult, time-consuming and expensive, and the CombiMatrix group may not be successful in achieving this objective.

THE COMBIMATRIX GROUP HAS LIMITED EXPERIENCE COMMERCIALLY MANUFACTURING, MARKETING OR SELLING ANY OF ITS POTENTIAL PRODUCTS, AND UNLESS IT DEVELOPS THESE CAPABILITIES, IT MAY NOT BE SUCCESSFUL.

         Even if the CombiMatrix group is able to develop its products for commercial release on a large-scale, it has limited experience in manufacturing its products in the volumes that will be necessary for it to achieve commercial sales and in marketing or selling its products to potential customers. We cannot assure you that the CombiMatrix group will be able to commercially produce its products on a timely basis, in sufficient quantities or on commercially reasonable terms.

THE COMBIMATRIX GROUP FACES INTENSE COMPETITION AND WE CANNOT ASSURE YOU THAT IT WILL BE SUCCESSFUL.

         The CombiMatrix group expects to compete with companies that design, manufacture and market instruments for analysis of genetic variation and function and other applications using established sequential and parallel testing technologies. The CombiMatrix group is also aware of other biotechnology companies that have or are developing testing technologies for the SNP genotyping, gene expression profiling and proteomic markets. The CombiMatrix group anticipates that it will face increased competition in the future as new companies enter the market with new technologies and its competitors improve their current products.

         The markets for the CombiMatrix group's products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and new product introductions. One or more of the CombiMatrix group's competitors may offer technology superior to those of the CombiMatrix group and render its technology obsolete or uneconomical. Many of its competitors have greater financial and personnel resources and more experience in marketing, sales and research and development than it has. Some of its competitors currently offer arrays with greater density than it does and have rights to intellectual property, such as genomic information or proprietary technology, which provides them with a competitive advantage. If the CombiMatrix group were not able to compete successfully, its business and financial condition would be materially harmed.

IF THE COMBIMATRIX GROUP'S NEW AND UNPROVEN TECHNOLOGY IS NOT USED BY RESEARCHERS IN THE PHARMACEUTICAL, BIOTECHNOLOGY AND ACADEMIC COMMUNITIES, ITS BUSINESS WILL SUFFER.

         The CombiMatrix group's products may not gain market acceptance. In that event, it is unlikely that its business will succeed. Biotechnology and pharmaceutical companies and academic research centers have historically analyzed genetic variation and function using a variety of technologies, and many of them have made significant capital investments in existing technologies. Compared to existing technologies, the CombiMatrix group's technologies are new and unproven. In order to be successful, its products must meet the commercial requirements of the biotechnology, pharmaceutical and academic communities as tools for the large-scale analysis of genetic variation and function. Market acceptance will depend on many factors, including:

         o the development of a market for its tools for the analysis of genetic variation and function, the study of proteins and other purposes;

         o the benefits and cost-effectiveness of its products relative to others available in the market;

         o its ability to manufacture products in sufficient quantities with acceptable quality and reliability and at an acceptable cost;

         o its ability to develop and market additional products and enhancements to existing products that are responsive to the changing needs of its customers;

         o the willingness and ability of customers to adopt new technologies requiring capital investments or the reluctance of customers to change technologies in which they have made a significant investment; and

         o the willingness of customers to transmit test data and permit the CombiMatrix group to transmit test results over the Internet, which will be a necessary component of its product and services packages unless customers purchase or license its equipment for use in their own facilities.

IF THE MARKET FOR ANALYSIS OF GENOMIC INFORMATION DOES NOT DEVELOP OR IF GENOMIC INFORMATION IS NOT AVAILABLE TO THE COMBIMATRIX GROUP'S POTENTIAL CUSTOMERS, ITS BUSINESS WILL NOT SUCCEED.

         The CombiMatrix group is designing its technology primarily for applications in the biotechnology, pharmaceutical and academic communities. The usefulness of the CombiMatrix group's technology depends in part upon the availability of genomic data. The CombiMatrix group is initially focusing on markets for analysis of genetic variation and function, namely SNP genotyping and gene expression profiling. These markets are new and emerging, and they may not develop as the CombiMatrix group anticipates, or at all. Also, researchers may not seek or be able to convert raw genomic data into medically valuable information through the analysis of genetic variation and function. If genomic data is not available for use by the CombiMatrix group's customers or if its target markets do not emerge in a timely manner, or at all, demand for its products will not develop as it expects, and it may never become profitable.

THE COMBIMATRIX GROUP'S FUTURE SUCCESS DEPENDS ON THE CONTINUED SERVICE OF ITS ENGINEERING, TECHNICAL AND KEY MANAGEMENT PERSONNEL AND ITS ABILITY TO IDENTIFY, HIRE AND RETAIN ADDITIONAL ENGINEERING, TECHNICAL AND KEY MANAGEMENT PERSONNEL.

         There is intense competition for qualified personnel in the CombiMatrix group's industry, particularly for engineers and senior level management. Loss of the services of, or failure to recruit, engineers or other technical and key management personnel could be significantly detrimental to the group and could adversely affect its business and operating results. The CombiMatrix group may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of its products and business or to replace engineers or other qualified personnel who may leave the group in the future. The CombiMatrix group's anticipated growth is expected to place increased demands on its resources and likely will require the addition of new management personnel.

THE EXPANSION OF THE COMBIMATRIX GROUP'S PRODUCT LINES MAY SUBJECT IT TO REGULATION BY THE UNITED STATES FOOD AND DRUG ADMINISTRATION AND FOREIGN REGULATORY AUTHORITIES, WHICH COULD PREVENT OR DELAY ITS INTRODUCTION OF NEW PRODUCTS.

         If the CombiMatrix group manufactures, markets or sells any products for any regulated clinical or diagnostic applications, those products will be subject to extensive governmental regulation as medical devices in the United States by the FDA and in other countries by corresponding foreign regulatory authorities. The process of obtaining and maintaining required regulatory clearances and approvals is lengthy, expensive and uncertain. Products that CombiMatrix Corporation manufactures, markets or sells for research purposes only are not subject to governmental regulations as medical devices or as analyte specific reagents to aid in disease diagnosis. We believe that the CombiMatrix group's success will depend upon commercial sales of improved versions of products, certain of which cannot be marketed in the United States and other regulated markets unless and until the CombiMatrix group obtains clearance or approval from the FDA and its foreign counterparts, as the case may be. Delays or failures in receiving these approvals may limit our ability to benefit from new CombiMatrix group products.

AS THE COMBIMATRIX GROUP'S OPERATIONS EXPAND, ITS COSTS TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS WILL INCREASE, AND FAILURE TO COMPLY WITH THESE LAWS AND REGULATIONS COULD HARM ITS FINANCIAL RESULTS.

         The CombiMatrix group's operations involve the use, transportation, storage and disposal of hazardous substances, and as a result it is subject to environmental and health and safety laws and regulations. As the CombiMatrix group expands its operations, its use of hazardous substances will increase and lead to additional and more stringent requirements. The cost to comply with these and any future environmental and health and safety regulations could be substantial. In addition, the CombiMatrix group's failure to comply with laws and regulations, and any releases of hazardous substances into the environment or at its disposal sites, could expose the CombiMatrix group to substantial liability in the form of fines, penalties, remediation costs and other damages, or could lead to a curtailment or shut down of its operations. These types of events, if they occur, would adversely impact the group's financial results.

THE COMBIMATRIX GROUP'S BUSINESS DEPENDS ON ISSUED AND PENDING PATENTS, AND THE LOSS OF ANY PATENTS OR THE GROUP'S FAILURE TO SECURE THE ISSUANCE OF PATENTS COVERING ELEMENTS OF ITS BUSINESS PROCESSES WOULD MATERIALLY HARM ITS BUSINESS AND FINANCIAL CONDITION.

         The CombiMatrix group's success depends on its ability to protect and exploit its intellectual property. The CombiMatrix group currently has two patents issued in the United States, one patent issued in Europe and more than 44 patent applications pending in the United States, Europe and elsewhere. The patent application process before the United States Patent and Trademark Office and other similar agencies in other countries is initially confidential in nature. Patents that are filed outside the United States, however, are published approximately eighteen months after filing. The CombiMatrix group cannot determine in a timely manner whether patent applications covering technology that competes with its technology have been filed in the United States or other foreign countries or which, if any, will ultimately issue or be granted as enforceable patents. Some of the CombiMatrix group's patent applications may claim compositions, methods or uses that may also be claimed in patent applications filed by others. In some or all of these applications, a determination of priority of inventorship may need to be decided in a proceeding before the United States Patent and Trademark Office or a foreign regulatory body or a court. If the CombiMatrix group is unsuccessful in these proceedings, it could be blocked from further developing, commercializing or selling products. Regardless of the ultimate outcome, this process is time-consuming and expensive.

ANY INABILITY TO ADEQUATELY PROTECT THE COMBIMATRIX GROUP'S PROPRIETARY TECHNOLOGIES COULD MATERIALLY HARM THE COMBIMATRIX GROUP'S COMPETITIVE POSITION AND FINANCIAL RESULTS.

         If the CombiMatrix group does not protect its intellectual property adequately, competitors may be able to use its technologies and erode any competitive advantage that it may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of rules and methods for defending intellectual property rights.

         The patent positions of companies developing tools for the biotechnology, pharmaceutical and academic communities, including the CombiMatrix group's patent position, generally are uncertain and involve complex legal and factual questions. The CombiMatrix group will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that its proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The CombiMatrix group's existing patents and any future issued or granted patents it obtains may not be sufficiently broad in scope to prevent others from practicing its technologies or from developing competing products. There also is a risk that others may independently develop similar or alternative technologies or designs around the CombiMatrix group's patented technologies. In addition, others may oppose or invalidate its patents, or its patents may fail to provide it with any competitive advantage. Enforcing the CombiMatrix group's intellectual property rights may be difficult, costly and time-consuming and ultimately may not be successful.

         The CombiMatrix group also relies upon trade secret protection for its confidential and proprietary information. While it has taken security measures to protect its proprietary information, these measures may not provide adequate protection for its trade secrets or other proprietary information. The CombiMatrix group seeks to protect its proprietary information by entering into confidentiality and invention disclosure and transfer agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose its proprietary information, and the CombiMatrix group may not be able to meaningfully protect its trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to its trade secrets.

ANY LITIGATION TO PROTECT THE COMBIMATRIX GROUP'S INTELLECTUAL PROPERTY OR ANY THIRD-PARTY CLAIMS OF INFRINGEMENT, COULD DIVERT SUBSTANTIAL TIME AND MONEY FROM THE COMBIMATRIX GROUP'S BUSINESS AND COULD SHUT DOWN SOME OF ITS OPERATIONS.

         The CombiMatrix group's commercial success depends in part on its non-infringement of the patents or proprietary rights of third parties. Many companies developing tools for the biotechnology and pharmaceutical industries use litigation aggressively as a strategy to protect and expand the scope of their intellectual property rights. Accordingly, third parties may assert that the CombiMatrix group is employing their proprietary technology without authorization. In addition, third parties may claim that use of the CombiMatrix group's technologies infringes their current or future patents. The CombiMatrix group could incur substantial costs and the attention of its management and technical personnel could be diverted while defending ourselves against any of these claims. The CombiMatrix group may incur the same liabilities in enforcing its patents against others. The CombiMatrix group has not made any provision in its financial plans for potential intellectual property related litigation, and it may not be able to pursue litigation as aggressively as competitors with substantially greater financial resources.

         If parties making infringement claims against the CombiMatrix group are successful, they may be able to obtain injunctive or other equitable relief, which effectively could block the CombiMatrix group's ability to further develop, commercialize and sell products, and could result in the award of substantial damages against it. If the CombiMatrix group is unsuccessful in protecting and expanding the scope of its intellectual property rights, its competitors may be able to develop, commercialize and sell products that compete with it using similar technologies or obtain patents that could effectively block its ability to further develop, commercialize and sell its products. In the event of a successful claim of infringement against the CombiMatrix group, we may be required to pay substantial damages and either discontinue those aspects of its business involving the technology upon which it infringed or obtain one or more licenses from third parties. While the CombiMatrix group may license additional technology in the future, it may not be able to obtain these licenses at a reasonable cost, or at all. In that event, it could encounter delays in product introductions while it attempts to develop alternative methods or products, which may not be successful. Defense of any lawsuit or failure to obtain any of these licenses could prevent it from commercializing available products.

                 RISKS RELATING TO THE ACACIA TECHNOLOGIES GROUP

         The risk factors beginning on this page discuss risks relating to the Acacia Technologies group. Because each holder of AR-Acacia Technologies stock is a holder of the common stock of one company, Acacia Research Corporation, the risks associated with the CombiMatrix group could affect the AR-Acacia Technologies stock. As such, we also urge you to read carefully the section "Risks Relating to the CombiMatrix Group" above.

THE ACACIA TECHNOLOGIES GROUP HAS INCURRED LOSSES IN THE PAST AND EXPECTS TO INCUR ADDITIONAL LOSSES IN THE FUTURE.

         The Acacia Technologies group has sustained substantial losses in the past. We expect the Acacia Technologies group to incur significant research and development, marketing, general and administrative expenses. As a result, we expect the Acacia Technologies group to incur significant losses for the foreseeable future.

THE V-CHIP TECHNOLOGY PATENT HELD BY THE ACACIA TECHNOLOGIES GROUP EXPIRED IN JULY 2003, AND IF THE GROUP DOES NOT DEVELOP OTHER RECURRING SOURCES OF REVENUE, ITS FINANCIAL CONDITION WILL BE ADVERSELY IMPACTED.

         The Acacia Technologies group, and Acacia Research Corporation as a whole, has generated substantially all of its revenues from licensing the V-chip technology to television manufacturers. The Acacia Technologies group's patent on the V-chip technology expired in July 2003. The Acacia Technologies group will not be able to collect royalties for televisions containing V-chip technology sold after the expiration of that patent, but it may still collect revenues from the sale of such televisions in the U.S. before that date. The Acacia Technologies group is beginning to market its digital media transmission technology and is developing other technologies and products. The eventual licensing and sale of these technologies is intended to replace the revenue currently being generated by licensing its V-chip technology. If the Acacia Technologies group does not succeed in developing such technologies or is unable to commercially license its existing and future technologies, its financial condition will be adversely impacted.

THE ACACIA TECHNOLOGIES GROUP MAY FAIL TO MEET MARKET EXPECTATIONS BECAUSE OF FLUCTUATIONS IN ITS QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE THE PRICE OF AR-ACACIA TECHNOLOGIES STOCK TO DECLINE.

         The Acacia Technologies group's revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter in the future. It is possible that in future periods the Acacia Technologies group's revenues could fall below the expectations of securities analysts or investors, which could cause the market price of our AR-Acacia Technologies stock to decline. The following are among the factors that could cause the Acacia Technologies group's operating results to fluctuate significantly from period to period:

         o        its unpredictable revenue sources, as described below;

         o costs related to acquisitions, alliances, licenses and other efforts to expand its operations;

         o the timing of payments under the terms of any customer or license agreements into which the Acacia Technologies group may enter; and

         o expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

THE ACACIA TECHNOLOGIES GROUP'S REVENUES WILL BE UNPREDICTABLE, AND THIS MAY HARM ITS FINANCIAL CONDITION.

         The amount and timing of revenues that the Acacia Technologies group may realize from its business will be unpredictable because:

         o whether the Acacia Technologies group generates revenues depends, in part, on the success of its licensing efforts;

         o        its cycle of obtaining licensees may be lengthy; and

         o        it cannot be sure as to the timing of receipt of payment.

         As a result, the Acacia Technologies group's revenues may vary significantly from quarter to quarter, which could make its business difficult to manage and cause its quarterly results to be below market expectations. If this happens, the price of our AR-Acacia Technologies stock may decline significantly.

TECHNOLOGY COMPANY STOCK PRICES ARE ESPECIALLY VOLATILE, AND THIS VOLATILITY MAY DEPRESS THE PRICE OF OUR AR-ACACIA TECHNOLOGIES STOCK.

         The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies have been highly volatile. We believe that various factors may cause the market price of our AR-Acacia Technologies stock to fluctuate, perhaps substantially, including, among others, announcements of:

         o        its or its competitors' technological innovations;

         o developments or disputes concerning patents or proprietary rights;

         o        developments in relationships with licensees;

         o its failure to meet or exceed securities analysts' expectations of its financial results; or

         o a change in financial estimates or securities analysts' recommendations.

         In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If our AR-Acacia Technologies stock was the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, which could materially harm the business and financial results of the Acacia Technologies group.

THE ACACIA TECHNOLOGIES GROUP FACES INTENSE COMPETITION, AND WE CANNOT ASSURE YOU THAT IT WILL BE SUCCESSFUL.

         Although the Acacia Technologies group believes that Acacia Media Technologies has marketing and licensing rights to enforceable patents and other intellectual property relating to video and audio on demand, the Acacia Technologies group cannot assure you that other companies will not develop competing technologies that offer better or less expensive alternatives to those offered by Acacia Media Technologies. In the event a competing technology emerges, Acacia Media Technologies would expect substantial additional competition.

THE MARKETS SERVED BY THE ACACIA TECHNOLOGIES GROUP ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND IF THE ACACIA TECHNOLOGIES GROUP IS UNABLE TO DEVELOP AND INTRODUCE NEW PRODUCTS, ITS REVENUES COULD STOP GROWING OR COULD DECLINE.

         The markets served by the Acacia Technologies group frequently undergo transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. Products for communications applications, as well as for high-speed computing applications, are based on continually evolving industry standards. A significant portion of the Acacia Technologies group's revenues in recent periods has been, and is expected to continue to be, derived from licensing of technologies based on existing transmission standards. The Acacia Technologies group's ability to compete in the future will, however, depend on its ability to identify and ensure compliance with evolving industry standards.

THE ACACIA TECHNOLOGIES GROUP'S SUCCESS IS BASED ON ITS ABILITY TO PROTECT ITS PROPRIETARY TECHNOLOGY AND ITS ABILITY TO DEFEND ITSELF AGAINST INFRINGEMENT CLAIMS.

         The success of the Acacia Technologies group relies, to varying degrees, on its proprietary rights and their protection or exclusivity. Although reasonable efforts will be taken to protect the Acacia Technologies group's proprietary rights, the complexity of international trade secret, copyright, trademark and patent law, and common law, coupled with limited resources and the demands of quick delivery of products and services to market, create risk that these efforts will prove inadequate. For example, in our pending litigation against certain television manufacturers alleging their infringement of Soundview Technologies' V-chip patent, a motion for summary judgment filed by the defendants was granted in September 2002. The court ruled that the defendants did not infringe on Soundview Technologies' patent. If we are unsuccessful in our intended appeal of this ruling, legal principles will preclude us from claiming infringement of our patents by other parties. Accordingly, if we are unsuccessful in this or other litigation to protect our intellectual property rights, the future revenues of the Acacia Technologies group could be adversely affected.

         From time to time, the Acacia Technologies group may be subject to third-party claims in the ordinary course of business, including claims of alleged infringement of proprietary rights. Any such claims may harm the Acacia Technologies group by subjecting it to significant liability for damage and invalidating its proprietary rights. These types of claims, with or without merit, could subject the Acacia Technologies group to costly litigation and diversion of its technical and management personnel. The Acacia Technologies group depends largely on the protection of enforceable patent rights. The Acacia Technologies group has applications on file with the U.S. Patent and Trademark Office seeking patents on its core technologies and has patents or rights to patents that have been issued. We cannot assure you that the pending patent applications of the Acacia Technologies group will be issued, that third parties will not violate, or attempt to invalidate these intellectual property rights, or that certain aspects of those intellectual property will not be reverse-engineered by third parties without violating the patent rights of the Acacia Technologies group.

          For Acacia Media Technologies and Soundview Technologies, proprietary rights constitute their only significant assets. The Acacia Technologies group also owns licenses from third parties and it is possible that it could become subject to infringement actions based upon such licenses. The Acacia Technologies group generally obtains representations as to the origin and ownership of such licensed content. However, this may not adequately protect the Acacia Technologies group. The Acacia Technologies group enters into confidentiality agreements with third parties and generally limits access to information relating to its proprietary rights. Despite these precautions, third parties may be able to gain access to and use the Acacia Technologies group's proprietary rights to develop competing technologies and products with similar or better features and prices. Any substantial unauthorized use of the Acacia Technologies group's proprietary rights could materially and adversely affect its business and operational results.

                     RISKS RELATING TO OUR CAPITAL STRUCTURE

HOLDERS OF BOTH CLASSES OF OUR STOCK ARE STOCKHOLDERS OF ONE COMPANY, AND THE FINANCIAL PERFORMANCE OF ONE GROUP COULD AFFECT THE OTHER, THUS EXPOSING THE HOLDERS OF EACH GROUP'S STOCK TO THE RISKS OF AN INVESTMENT IN THE ENTIRE COMPANY.

         Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock are stockholders of a single company. The CombiMatrix group and the Acacia Technologies group are not separate legal entities. As a result, stockholders will continue to be subject to all of the risks of an investment in Acacia Research Corporation and all of our businesses, assets and liabilities. The issuance of our AR-CombiMatrix stock and our AR-Acacia Technologies stock and the allocation of assets and liabilities and stockholders' equity between the CombiMatrix group and the Acacia Technologies group did not result in a distribution or spin-off to stockholders of any of our assets or liabilities and did not affect ownership of our assets or responsibility for our liabilities or those of our subsidiaries. The assets we attribute to one group could be subject to the liabilities of the other group, whether such liabilities arise from lawsuits, contracts or indebtedness that we attribute to the other group. If we are unable to satisfy one group's liabilities out of the assets we attribute to it, we may be required to satisfy those liabilities with assets we have attributed to the other group.

         Financial effects from one group that affect our consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the common stock relating to the other group. In addition, net losses of either group and dividends or distributions on, or repurchases of, either class of common stock will reduce the funds we can pay as dividends on each class of common stock under Delaware law. For these reasons, you should read our consolidated financial information with the financial information we provide for each group.

THE MARKET PRICE OF EITHER CLASS OF OUR COMMON STOCK MAY NOT REFLECT THE SEPARATE PERFORMANCE OF THE GROUP RELATED TO THAT CLASS OF COMMON STOCK.

         The market price of our AR-CombiMatrix stock or AR-Acacia Technologies stock may not reflect the separate performance of the business of the group relating to that class of common stock. The market price of either class of common stock could simply reflect the performance of Acacia Research Corporation as a whole, or the market price of either class of common stock could move independently of the performance of the business of either group. Investors may discount the value of either class of common stock because it is part of a common enterprise rather than a stand-alone company.

THE MARKET PRICE OF EITHER CLASS OF OUR COMMON STOCK MAY BE AFFECTED BY FACTORS THAT DO NOT AFFECT TRADITIONAL COMMON STOCK.

         THE COMPLEX NATURE OF THE TERMS OF OUR AR-COMBIMATRIX STOCK AND AR-ACACIA TECHNOLOGIES STOCK MAY ADVERSELY AFFECT THE MARKET PRICE OF EITHER CLASS OF COMMON STOCK.

         The complex nature of the terms of our two classes of common stock, such as the convertibility of AR-CombiMatrix stock into AR-Acacia Technologies stock, or vice versa, and the potential difficulties investors may have understanding these terms, may adversely affect the market price of either class of common stock.

         THE MARKET PRICE OF OUR AR-COMBIMATRIX STOCK OR AR-ACACIA TECHNOLOGIES STOCK MAY BE ADVERSELY AFFECTED BY THE FACT THAT HOLDERS HAVE LIMITED LEGAL INTERESTS IN THE GROUP RELATING TO THE CLASS OF COMMON STOCK HELD AS A SEPARATE LEGAL ENTITY.

         For example, as described in greater detail in the subsequent risk factors, holders of either class of common stock generally do not have separate class voting rights with respect to significant matters affecting either group. In addition, upon our liquidation or dissolution, holders of either class of common stock will not have specific rights to the assets of the group relating to the class of common stock held and will not be entitled to receive proceeds that are proportional to the relative performance of that group.

         THE MARKET PRICE OF OUR AR-COMBIMATRIX STOCK OR AR-ACACIA TECHNOLOGIES STOCK MAY BE ADVERSELY AFFECTED BY EVENTS INVOLVING THE GROUP RELATING TO THE OTHER CLASS OF COMMON STOCK OR THE PERFORMANCE OF THE CLASS OF COMMON STOCK RELATING TO THAT GROUP.

         Events, such as earnings announcements or other developments concerning one group that the market does not view favorably and which thus adversely affect the market price of the class of common stock relating to that group, may adversely affect the market price of the class of common stock relating to the other group. Because both classes of common stock are common stock of Acacia Research Corporation, an adverse market reaction to one class of common stock may, by association, cause an adverse reaction to the other class of common stock. This reaction may occur even if the triggering event was not material to us as a whole.

THE HOLDERS OF AR-COMBIMATRIX STOCK AND THE HOLDERS OF AR-ACACIA TECHNOLOGIES STOCK HAVE ONLY LIMITED SEPARATE STOCKHOLDER RIGHTS.

         Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock have the rights customarily held by common stockholders. They also have these specific rights related to their corresponding group:

         o        certain rights with regard to dividends and liquidation;

         o requirements for a mandatory dividend, redemption or conversion upon the disposition of all or substantially all of the assets of their corresponding group; and

         o a right to vote on matters as a separate voting class in the limited circumstances provided under Delaware law, by stock exchange rules or as determined by our board of directors (such as an amendment of our certificate of incorporation that changes the rights, privileges or preferences of the class of stock held by such stockholders).

         We will not hold separate stockholder meetings for holders of AR-CombiMatrix stock and AR-Acacia Technologies stock.

THE HOLDERS OF AR-COMBIMATRIX STOCK AND THE HOLDERS OF AR-ACACIA TECHNOLOGIES STOCK WILL HAVE CERTAIN LIMITS ON THEIR RESPECTIVE VOTING POWERS.

         GROUP COMMON STOCK WITH A MAJORITY OF VOTING POWER CAN CONTROL VOTING OUTCOMES.

         The holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will vote together as a single class, except in limited circumstances. If a separate vote on a matter by the holders of either our AR-CombiMatrix stock or our AR-Acacia Technologies stock is not required under Delaware law or by stock exchange rules, and if our board of directors does not require a separate vote, either class of common stock that is entitled to more than the number of votes required to approve such matter could control the outcome of such vote - even if the matter involves a divergence or conflict of the interests between the holders of our AR-CombiMatrix stock and our AR-Acacia Technologies stock. In addition, if the holders of common stock having a majority of the voting power of all shares of common stock outstanding approve a merger, the terms of which did not require separate class voting under stock exchange rules, then the merger could be consummated - even if the holders of a majority of either class of common stock were to vote against the merger.

         GROUP COMMON STOCK WITH LESS THAN MAJORITY VOTING POWER CAN BLOCK ACTION IF A CLASS VOTE IS REQUIRED.

         If Delaware law, stock exchange rules or our board of directors requires a separate vote on a matter by the holders of either our AR-CombiMatrix stock or our AR-Acacia Technologies stock, such as a proposal to amend the terms of one class of stock, those holders could prevent approval of the matter, even if the holders of a majority of the total number of votes cast or entitled to be cast, voting together as a class, were to vote in favor of it.

         HOLDERS OF ONLY ONE CLASS OF COMMON STOCK CANNOT ENSURE THAT THEIR VOTING POWER WILL BE SUFFICIENT TO PROTECT THEIR INTERESTS.

         Since the relative voting power per share of AR-CombiMatrix stock and AR-Acacia Technologies stock will fluctuate based on the market values of the two classes of common stock, the relative voting power of a class of common stock could decrease. As a result, holders of shares of only one of the two classes of common stock cannot ensure that their voting power will be sufficient to protect their interests.

OUR RESTATED CERTIFICATE OF INCORPORATION MAY BE AMENDED TO INCREASE OR DECREASE THE AUTHORIZED SHARES OF EITHER CLASS OF COMMON STOCK WITHOUT THE APPROVAL OF EACH CLASS VOTING SEPARATELY.

         Our restated certificate of incorporation provides that an amendment to our restated certificate to increase or decrease the number of authorized shares of either class of common stock will require the approval of the holders of a majority of the voting power of all shares of common stock, voting together as a single class, and will not require the approval of each class of stock voting as a separate class. Accordingly, if the holders of one class of common stock hold a majority of the voting power of all shares of common stock, then that majority could approve an amendment to our restated certificate to increase or decrease the authorized shares of stock of either class without the approval of the holders of the minority class of stock.

STOCKHOLDERS MAY NOT HAVE ANY REMEDIES FOR BREACH OF FIDUCIARY DUTIES IF ANY ACTION BY OUR DIRECTORS OR OFFICERS HAS A DISADVANTAGEOUS EFFECT ON EITHER CLASS OF COMMON STOCK.

         Stockholders may not have any remedies if any action or decision of our directors and officers has a disadvantageous effect on either class of common stock compared to the other class of common stock. We are not aware of any legal precedent under Delaware law involving the fiduciary duties of directors and officers of corporations having two classes of common stock, or separate classes or series of capital stock, the rights of which, like our AR-CombiMatrix stock and AR-Acacia Technologies stock, are defined by reference to separate businesses of the corporation.

         Principles of Delaware law established in cases involving differing treatment of two classes of capital stock or two groups of holders of the same class of capital stock provide that a board of directors owes an equal duty to all stockholders regardless of class or series. Under these principles of Delaware law and the related principle known as the "business judgment rule," absent abuse of discretion, a good faith business decision made by a disinterested and adequately informed board of directors, board of directors' committee or officer with respect to any matter having different effects on holders of AR-CombiMatrix stock and holders of AR-Acacia Technologies stock would be a defense to any challenge to such determination made by or on behalf of the holders of either class of common stock.

NUMEROUS POTENTIAL CONFLICTS OF INTERESTS EXIST BETWEEN OUR AR-COMBIMATRIX STOCK AND OUR AR-ACACIA TECHNOLOGIES STOCK WHICH MAY BE DIFFICULT TO RESOLVE BY OUR BOARD OR WHICH MAY BE RESOLVED ADVERSELY TO ONE OF THE CLASSES.

         The existence of separate classes of common stock could give rise to occasions when the interests of the holders of AR-CombiMatrix stock and AR-Acacia Technologies stock diverge or conflict. Examples include determinations by our directors or officers to:

         o pay or omit the payment of dividends on AR-CombiMatrix stock or AR-Acacia Technologies stock;

         o allocate consideration to be received by holders of each of the classes of common stock in connection with a merger or consolidation involving Acacia Research Corporation;

         o        convert one class of common stock into shares of the other;

         o        approve certain dispositions of the assets of either group;

         o allocate the proceeds of future issuances of our stock either to the Acacia Technologies group or the CombiMatrix group;

         o        allocate corporate opportunities between the groups; and

         o make other operational and financial decisions with respect to one group that could be considered detrimental to the other group.

         When making decisions with regard to matters that create potential diverging or conflicting interests, our directors and officers will act in accordance with their fiduciary duties, the terms of our restated certificate of incorporation, and, to the extent applicable, our management and allocation policies.

         THE PERFORMANCE OF ONE GROUP OR THE DIVIDENDS PAID TO ONE GROUP MAY ADVERSELY AFFECT THE DIVIDENDS AVAILABLE FOR THE OTHER GROUP.

         Our board of directors currently has no intention to pay dividends on our AR-CombiMatrix stock or our AR-Acacia Technologies stock. Determinations as to future dividends on our AR-CombiMatrix stock and our AR-Acacia Technologies stock will be based primarily on the financial condition, results of operations and business requirements of the relevant group and Acacia Research Corporation as a whole. Subject to the limitations referred to below, our board of directors has the authority to declare and pay dividends on our AR-CombiMatrix stock and our AR-Acacia Technologies stock in any amount and could, in its sole discretion, declare and pay dividends exclusively on our AR-CombiMatrix stock, exclusively on our AR-Acacia Technologies stock, or on both, in equal or unequal amounts. Our board of directors will not be required to consider the amount of dividends previously declared on each class, the respective voting or liquidation rights of each class or any other factor.

         The performance of one group may cause our board of directors to pay more or less dividends on the common stock relating to the other group than if that other group was a stand-alone company. In addition, Delaware law and our restated certificate of incorporation impose limitations on the amount of dividends which may be paid on each class of common stock.

         PROCEEDS OF MERGERS OR CONSOLIDATIONS MAY BE ALLOCATED UNFAVORABLY.

         Our restated certificate of incorporation does not contain any provisions governing how consideration to be received by holders of common stock in connection with a merger or consolidation involving Acacia Research Corporation is to be allocated among holders of each class of common stock. Our board of directors will determine the percentage of the consideration to be allocated to holders of each class of common stock in any such transaction. Such percentage may be materially more or less than that which might have been allocated to such holders had our board of directors chosen a different method of allocation.

         HOLDERS OF EITHER CLASS OF COMMON STOCK MAY BE ADVERSELY AFFECTED BY A CONVERSION OF GROUP COMMON STOCK.

         Our board of directors could, in its sole discretion and without stockholder approval, determine to convert shares of AR-Acacia Technologies stock into shares of AR-CombiMatrix stock, or vice versa, at a time when either or both classes of common stock may be considered to be overvalued or undervalued. Any such conversion would dilute the interests in Acacia Research Corporation of the holders of the class of common stock being issued in the conversion. It could also give holders of shares of the class of common stock converted a greater or lesser premium than any premium that might be paid by a third-party buyer of all or substantially all of the assets of the group whose stock is converted.

         HOLDERS OF EITHER CLASS OF COMMON STOCK COULD BE ADVERSELY AFFECTED BY A DISPOSITION OF THE ASSETS ATTRIBUTED TO THEIR RESPECTIVE GROUPS.

         Our board of directors could, in its sole discretion and without stockholder approval, determine to dispose of all or substantially all the assets of a group. If a disposition of group assets occurs at a time when those assets are considered undervalued, then holders of that group's stock would receive less consideration than they could have received had the assets been disposed of at a time when they had a higher value.

         PROCEEDS OF FUTURE ISSUANCES OF OUR STOCK COULD BE ATTRIBUTED UNFAVORABLY.

         We may in the future issue a new class of stock, such as a class of preferred stock, or additional shares of AR-CombiMatrix stock or AR-Acacia Technologies stock. Proceeds from any future issuance of any class of stock would be attributed among the CombiMatrix group or the Acacia Technologies group as determined by our board of directors. There is no requirement that the proceeds from an issuance of AR-CombiMatrix stock or AR-Acacia Technologies stock be attributed to the corresponding group. Such allocations might be materially more or less for the respective groups than what might have been attributed had our board of directors chosen a different allocation method. Also, any designated preferred class may be designed to reflect the performance of Acacia Research Corporation as a whole, rather than the performance of the CombiMatrix group or the Acacia Technologies group.

         ALLOCATION OF CORPORATE OPPORTUNITIES COULD FAVOR ONE GROUP OVER
         ANOTHER.

         Our board of directors may be required to allocate corporate opportunities between the groups. In some cases, our directors could determine that a corporate opportunity, such as a business that we are acquiring, should be shared by the groups. Any such decisions could favor one group at the expense of the other.

         OTHER OPERATIONAL AND FINANCIAL DECISIONS WHICH MAY FAVOR ONE GROUP OVER THE OTHER.

         Our board of directors or our senior officers will review other operational and financial matters affecting the CombiMatrix group and the Acacia Technologies group, including the allocation of financing resources and capital, technology and know-how and corporate overhead, taxes, debt, interest and other matters. Any decision of our board of directors or our senior officers in these matters could favor one group at the expense of the other.

OUR BOARD OF DIRECTORS MAY CHANGE OUR MANAGEMENT AND ALLOCATION POLICIES WITHOUT STOCKHOLDER APPROVAL TO THE DETRIMENT OF EITHER GROUP.

         Our board of directors may modify or rescind our policies with respect to the allocation of corporate overhead, taxes, debt, interest and other matters, or may adopt additional policies, in its sole discretion without stockholder approval. A decision to modify or rescind these policies, or adopt additional policies could have different effects on holders of either class of common stock or could result in a benefit or detriment to one class of stockholders compared to the other class. Our board of directors will make any such decision in accordance with its good faith business judgment that the decision is in the best interests of Acacia Research Corporation and all of our stockholders as a whole.

EITHER GROUP MAY FINANCE THE OTHER GROUP ON TERMS UNFAVORABLE TO ONE OF THE GROUPS.

         We may transfer cash and other property between groups to finance their business activities. The group providing the financing will be subject to the risks relating to the group receiving the financing. We will account for those transfers generally as a short-term or long-term loan between groups or as a repayment of a previous borrowing.

THERE ARE LIMITS ON THE CONSIDERATION WHICH MAY BE RECEIVED BY THE STOCKHOLDERS IN THE EVENT OF THE DISPOSITION OF ASSETS OF A GROUP.

         Our restated certificate of incorporation provides that if a disposition of all or substantially all of the properties and assets of either group occurs, we must, subject to certain exceptions:

         o distribute through a dividend or redemption to holders of the class of common stock relating to such group an amount equal to the net proceeds of such disposition; or

         o convert at a 10% premium such common stock into shares of the class of common stock relating to the other group.

         If the group subject to the disposition were a separate, independent company and its shares were acquired by another person, certain costs of that disposition, including corporate level taxes, might not be payable in connection with that acquisition. As a result, stockholders of the separate, independent company might receive a greater amount than the net proceeds that would be received by holders of the class of common stock relating to that group if the assets of such group were sold. In addition, we cannot assure you that the net proceeds per share of the common stock relating to that group will be equal to or more than the market value per share of such common stock prior to or after announcement of a disposition.

         The term "substantially all of the properties and assets" of a group is subject to potentially conflicting interpretations. Resolution of such a dispute could adversely impact the holders of either the class of common stock related to the assets being disposed or the holders of the other class because the consideration, if any, to be received by the holders of the class related to the disposed assets may depend on whether the disposition involved "substantially all" of the properties and assets of that class.

HOLDERS OF EITHER CLASS OF COMMON STOCK MAY BE ADVERSELY AFFECTED BY A REDEMPTION OF THEIR COMMON STOCK.

         We are entitled to redeem the outstanding common stock relating to a group when all or substantially all of that group's assets are sold. We can redeem the assets for cash, securities, a combination of cash and securities or other property at fair value. A disposition-related redemption could occur when the assets being disposed of are considered undervalued. If that were the case, the holders of our common stock related to that group would receive less consideration for their shares than they may deem reasonable.

         We can also redeem on a pro rata basis all of the outstanding shares of a group's common stock for shares of the common stock of one or more of our wholly owned subsidiaries. If this were to occur, the holders of the redeemed class of common stock would no longer have stockholder voting rights in Acacia Research Corporation or any other benefits to be derived from holding a class of stock in Acacia Research Corporation. In addition, if the outstanding shares of a class of our common stock are redeemed for shares that are not publicly traded, the holders of such redeemed stock will no longer be able to publicly trade their shares and accordingly their investment will be substantially less liquid.

OUR CAPITAL STRUCTURE AND THE VARIABLE VOTE PER SHARE COULD ENABLE A POTENTIAL ACQUIRER TO TAKE CONTROL OF OUR COMPANY THROUGH THE ACQUISITION OF ONLY ONE OF THE CLASSES OF OUR COMMON STOCK.

         A potential acquirer could acquire control of Acacia Research Corporation by acquiring shares of common stock having a majority of the voting power of all shares of common stock outstanding. Such a majority could be obtained by acquiring a sufficient number of shares of both classes of common stock or, if one class of common stock has a majority of such voting power, only shares of that class. Currently, our AR-CombiMatrix stock has a majority of the voting power. As a result, currently, it might be possible for an acquirer to obtain control of Acacia Research Corporation by purchasing only shares of AR-CombiMatrix stock.

DECISIONS BY DIRECTORS AND OFFICERS THAT AFFECT DIFFERENTLY ONE CLASS OF OUR COMMON STOCK COMPARED TO THE OTHER COULD ADVERSELY AFFECT THE MARKET VALUE OF EITHER OR BOTH OF THE CLASSES OF OUR COMMON STOCK.

         The relative voting power per share of our AR-CombiMatrix stock and our AR-Acacia Technologies stock and the number of shares of one class of common stock issuable upon the conversion of the other class of common stock will vary depending upon the relative market values of our AR-CombiMatrix stock and our AR-Acacia Technologies stock. The market value of either or both classes of common stock could be affected by market reaction to decisions by our board of directors or our management that investors perceive to affect differently one class of common stock compared to the other. These decisions could involve changes to our management and allocation policies, allocations of corporate opportunities and financing resources between groups, and changes in dividend policies.

INVESTORS MAY NOT VALUE OUR AR-COMBIMATRIX STOCK AND OUR AR-ACACIA TECHNOLOGIES STOCK BASED ON GROUP FINANCIAL INFORMATION AND POLICIES.

         We cannot assure you that investors will value our AR-CombiMatrix stock and our AR-Acacia Technologies stock based on the reported financial results and prospects of the separate groups or the dividend policies established by our board of directors with respect to those groups. Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will continue to be common stockholders of Acacia Research Corporation subject to all the risks associated with an investment in Acacia Research Corporation as a whole. Additionally, the separate stockholder rights related to each group are limited and relate to events that may never occur, such as dividend and liquidation rights and the disposition of all or substantially all of the assets of a group. Accordingly, investors may discount the value of AR-CombiMatrix stock and AR-Acacia Technologies stock because both groups are part of a common enterprise rather than a stand-alone entity and each class of stock has limited separate stockholder rights.

HOLDERS OF AR-COMBIMATRIX STOCK AND AR-ACACIA TECHNOLOGIES STOCK MAY NOT RECEIVE A PREMIUM FROM AN INVESTOR ACQUIRING CONTROL OF THEIR RESPECTIVE CLASSES OF STOCK.

         Control of AR-CombiMatrix stock or AR-Acacia Technologies stock may not provide control of Acacia Research Corporation as a whole. Accordingly, unlike many acquisition transactions, holders of AR-CombiMatrix stock and AR-Technologies stock may not receive a controlling interest premium from an investor acquiring control of their respective classes of stock.

THERE ARE CERTAIN PROVISIONS IN OUR TWO-CLASS CAPITAL STRUCTURE THAT COULD HAVE ANTITAKEOVER EFFECTS.

         The existence of the two classes of common stock could, under certain circumstances, prevent stockholders from profiting from an increase in the market value of their shares as a result of a change in control of Acacia Research Corporation by delaying or preventing such change in control. The existence of two classes of common stock could present complexities and could, in certain circumstances, pose obstacles, financial and otherwise, to an acquiring person. We could, in the sole discretion of our board of directors and without stockholder approval, exercise the right to convert the shares of one class of common stock into shares of the other at a 10% premium over their respective average market values. This conversion could result in additional dilution to persons seeking control of Acacia Research Corporation.

         Our board of directors could issue shares of preferred stock or common stock that could be used to create voting or other impediments to discourage persons seeking to gain control of Acacia Research Corporation, and preferred stock could also be privately placed with purchasers favorable to our board of directors in opposing such action.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are statements that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," and other similar expressions or the negative of these terms. You should be aware that the matters described in our forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Statements regarding the following subjects are forward-looking by their nature:

         o        our business strategies;

         o        market trends and risks;

         o        assumptions regarding economic conditions;

         o        circumstances affecting anticipated revenues and costs; and

         o        legislative, regulatory and competitive developments.

         These forward-looking statements are subject to various risks and uncertainties, including those related to:

         o        the recent slowdown affecting technology companies;

         o        our ability to successfully develop products;

         o        rapid technological change in our markets;

         o        anticipated sources of future revenues;

         o        changes in demand for our future products;

         o        our ability to raise capital in the future; and

         o        the adequacy of our capital resources to fund our operations.

         Other risks, uncertainties and factors, including those discussed under "Risk Factors" in this prospectus or described in reports that we file from time to time with the Securities and Exchange Commission, such as our quarterly and annual reports, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS

         Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and the related accompanying prospectus supplement to provide working capital for our business, including our subsidiaries.

                        DESCRIPTION OF OUR CAPITAL STOCK

         Following is a summary of the material terms of the AR-CombiMatrix stock and the AR-Acacia Technologies stock. The summary is not complete and should be read in conjunction with our restated certificate of incorporation, or Restated Certificate, filed as Appendix B to the proxy statement/prospectus which formed a part of our Registration Statement on Form S-4 (SEC File No. 333-87654), which became effective on November 8, 2002.

AUTHORIZED AND OUTSTANDING SHARES

         The Restated Certificate authorizes us to issue 110,000,000 shares of stock as follows: 50,000,000 shares of a class of common stock, designated as Acacia Research-CombiMatrix Common Stock (the "AR-CombiMatrix stock"), 50,000,000 shares of a class of common stock, designated as Acacia Research-Acacia Technologies Common Stock (the "AR-Acacia Technologies stock"), and 10,000,000 shares of preferred stock. Shares of each class of stock will have a par value of $0.001 per share. We will be able to issue shares of preferred stock in series, without stockholder approval.

         As of March 4, 2004, a total of 27,639,201 shares of the AR-CombiMatrix stock and 19,746,234 shares of the AR-Acacia Technologies stock were issued and outstanding.

DIVIDENDS

         Dividends on the AR-CombiMatrix stock and dividends on the AR-Acacia Technologies stock will be limited to an amount not greater than the Available Dividend Amount (as defined in the Restated Certificate) for the relevant group. The Available Dividend Amount under our Restated Certificate is essentially the same as legally available funds under Delaware law, both of which consist of either the surplus (market value of assets less liabilities and par value) or, if there is no surplus, the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

         In addition, Delaware law limits the amount of distributions on capital stock to legally available funds as defined under Delaware law, which are determined on the basis of our entire company, and not only the respective groups. As a result, the amount of legally available funds will reflect the amount of any net losses of each group, any distributions on AR-CombiMatrix stock, AR-Acacia Technologies stock or any preferred stock and any repurchases of AR-CombiMatrix stock, AR-Acacia Technologies stock or certain preferred stock. Dividend payments on the AR-CombiMatrix stock and on the AR-Acacia Technologies stock could be precluded because legally available funds are not available under Delaware law, even though the Available Dividend Amount test for the particular relevant group was met. We cannot assure you that there will be an Available Dividend Amount for either group.

         Subject to the prior payment of dividends on any outstanding shares of preferred stock and the limitations described above, our board of directors will be able, in its sole discretion, to declare and pay dividends exclusively on the AR-CombiMatrix stock, exclusively on the AR-Acacia Technologies stock or on both, in equal or unequal amounts. In making its dividend decisions, our board of directors will not be required to take into account the relative Available Dividend Amounts for the two groups, the amount of prior dividends declared on either class, the respective voting or liquidation rights of either class or any other factor.

VOTING RIGHTS

         Under our Restated Certificate the entire voting power of the stockholders of Acacia Research is vested in the holders of common stock, who will be entitled to vote on any matter on which the holders of our stock are, by law or by the provisions of the Restated Certificate, entitled to vote, except as otherwise provided by law, by the terms of any outstanding preferred stock or by any provision of the new certificate of incorporation restricting the power to vote on a specified matter to other stockholders.

         Holders of common stock will vote as a single class on each matter on which holders of common stock are generally entitled to vote.

         On all matters as to which both classes of common stock will vote together as a single class:

         o        each share of AR-CombiMatrix stock will have one vote; and

         o each share of AR-Acacia Technologies stock will have a number of votes equal to the quotient of the average market value of a share of AR-Acacia Technologies stock over the 20-trading day period ending on the 10th trading day prior to the record date for determining the holders of common stock entitled to vote, divided by the average market value of a share of AR-CombiMatrix stock over the same period.

         Accordingly, the relative per share voting rights of the AR-CombiMatrix stock and the AR-Acacia Technologies stock will fluctuate depending on changes in the relative market values of shares of such classes of common stock. The purpose of the floating voting power is to link voting power to relative economic interests in Acacia Research.

   EXAMPLES OF THE CALCULATION OF THE NUMBER OF VOTES EACH SHARE OF AR-ACACIA
          TECHNOLOGIES STOCK WOULD BE ENTITLED ON ALL MATTERS ON WHICH
                  HOLDERS OF AR-COMBIMATRIX STOCK AND AR-ACACIA
                    TECHNOLOGIES STOCK VOTE AS SINGLE CLASS

         EXAMPLE #1: If the average market values for the 20-trading day valuation period were $4 for the AR-Acacia Technologies stock and $6 for the AR-CombiMatrix stock, each share of AR-CombiMatrix stock would have one vote and each share of AR-Acacia Technologies stock would have 0.67 votes based on the following calculation:

           $4
         ------ =  0.67 votes
           $6

         Based on the assumptions in this example, and assuming 20 million shares of AR-CombiMatrix stock and 20 million shares of AR-Acacia Technologies stock were outstanding, the shares of AR-CombiMatrix stock would represent approximately 60% of our total voting power and the shares of AR-Acacia Technologies stock would represent approximately 40% of our total voting power.

         EXAMPLE #2: If the average market values for the 20-trading day valuation period were $5 for the AR-Acacia Technologies stock and $5 for the AR-CombiMatrix stock, each share of AR-CombiMatrix stock would have one vote and each share of AR-Acacia Technologies stock would have one (1) vote based on the following calculation:

           $5
         ------ =  1.0 votes
           $5

         Based on the assumptions in this example, and assuming 20 million shares of AR-CombiMatrix stock and 20 million shares of AR-Acacia Technologies stock were outstanding, the shares of AR-CombiMatrix stock would represent approximately 50% of our total voting power and the shares of AR-Acacia Technologies stock would represent approximately 50% of our total voting power.

         EXAMPLE #3: If the average market values for the 20-trading day valuation period were $6 for the AR-Acacia Technologies stock and $4 for the AR-CombiMatrix stock, each share of AR-CombiMatrix stock would have one vote and each share of AR-Acacia Technologies stock would have 1.50 votes based on the following calculation:

           $6
         ------ =  1.50 votes
           $4

         Based on the assumptions in this example, and assuming 20 million shares of AR-CombiMatrix stock and 20 million shares of AR-Acacia Technologies stock were outstanding, the shares of AR-CombiMatrix stock would represent approximately 40% of our total voting power and the shares of AR-Acacia Technologies stock would represent approximately 60% of our total voting power.

         These examples, each of which is based on the assumption that the total number of issued and outstanding shares of each class is 20,000,000, are summarized in the table below:

                                        ASSUMED                                            RELATIVE
                                      SHARE PRICE       VOTING RIGHTS     TOTAL VOTES    VOTING POWER
                                      -----------       -------------     -----------    ------------
EXAMPLE #1:
     AR-CombiMatrix                        $6          1.0 vote/share      20,000,000        60%
     AR-Acacia Technologies                $4         0.67 votes/share     13,333,333        40%

EXAMPLE #2:
     AR-CombiMatrix                        $5          1.0 vote/share      20,000,000        50%
     AR-Acacia Technologies                $5          1.0 vote/share      20,000,000        50%

EXAMPLE #3:
     AR-CombiMatrix                        $4          1.0 vote/share      20,000,000        40%
     AR-Acacia Technologies                $6          1.50 vote/share     30,000,000        60%

         IN THESE EXAMPLES WE HAVE PROVIDED A BETTER UNDERSTANDING OF THE MECHANICS SURROUNDING THE CALCULATION OF VOTING POWER. IT SHOULD NOT BE ASSUMED THAT THE EXAMPLES USED ARE IN ANY WAY INDICATIVE OF THE RESPECTIVE COMMON STOCK TRADING PRICES AT ANY TIME BEFORE OR AFTER THE DATE OF THIS PROSPECTUS.

         We will set forth the number of outstanding shares of AR-CombiMatrix stock and AR-Acacia Technologies stock in our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We will disclose in any proxy statement for a stockholders' meeting the number of outstanding shares and per share voting rights of the AR-CombiMatrix stock and the AR-Acacia Technologies stock.

         If shares of only one class of common stock are outstanding, each share of that class will have one vote. If either class of common stock is entitled to vote as a separate class with respect to any matter, each share of that class will, for purpose of such vote, have one vote on such matter.

         Fluctuations in the relative voting rights of the AR-CombiMatrix stock and the AR-Acacia Technologies stock could influence an investor interested in acquiring and maintaining a fixed percentage of the voting power of Acacia Research to acquire such percentage of both classes of common stock and would limit the ability of investors in one class to acquire for the same consideration relatively more or less votes per share than investors in the other class.

         The holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will not have any rights to vote separately as a class on any matter coming before stockholders of Acacia Research, except for certain limited class voting rights provided under Delaware law. In addition to the approval of the holders of a majority of the voting power of all shares of common stock voting together as a single class, the approval of a majority of the outstanding shares of the AR-CombiMatrix stock or the AR-Acacia Technologies stock, voting as a separate class, would be required under Delaware law to approve any amendment to the Restated Certificate that would change the par value of the shares of the class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. As permitted by Delaware law, the Restated Certificate provides that an amendment to the Restated Certificate that increases or decreases the number of authorized shares of AR-CombiMatrix stock or AR-Acacia Technologies stock will only require the approval of the holders of a majority of the voting power of all shares of common stock, voting together as a single class, and will not require the approval of the holders of the class of common stock affected by such amendment, voting as a separate class.

CONVERSION AND REDEMPTION

         Our Restated Certificate permits the conversion or redemption of the AR-CombiMatrix stock and the AR-Acacia Technologies stock as described below.

          MANDATORY DIVIDEND, REDEMPTION OR CONVERSION OF COMMON STOCK
                      IF DISPOSITION OF GROUP ASSETS OCCURS

         If we sell, transfer, assign or otherwise dispose of, in one transaction or a series of related transactions, all or substantially all of the properties and assets attributed to either group (a "disposition"), we are required, except as described below, to:

         o pay a dividend in cash and/or securities or other property to the holders of shares of the class of common stock relating to the group subject to the disposition having a fair value equal to the net proceeds of the disposition; or

         o (A) if the disposition involves all, but not merely substantially all, of such properties and assets, redeem all outstanding shares of common stock relating to that group in exchange for cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; or
                  (B) if the disposition involves substantially all, but not all, of such properties and assets, redeem that number of whole shares of the class of common stock relating to that group as have in the aggregate an average market value, during the period of ten consecutive trading days beginning on the 26th trading day immediately succeeding the consummation date, closest to the net proceeds of the disposition; and the redemption price will be cash and/or securities or other property having a fair value equal to such net proceeds; or

         o convert each outstanding share of such class of common stock into a number of shares of common stock relating to the other group equal to 110% of the ratio of the average market value of one share of common stock relating to the group subject to the disposition to the average market value of one share of common stock relating to the other group during the 10-trading day period beginning on the 26th trading day following the disposition date.

         The purpose of this provision is to provide holders of each class of stock with an economic interest in the proceeds of the disposition of the assets of the respective group.

         Stockholder approval is typically required for the sale of all or substantially all of a company's assets. However, we may dispose of all or substantially all of the assets attributed to either group without stockholder approval provided those assets do not constitute all or substantially all of the assets of Acacia Research as a whole.

         We may pay a dividend or redeem shares of common stock as set forth above only if we have legally available funds under Delaware law and the amount to be paid to holders is less than or equal to the Available Dividend Amount for the group. We are required to pay such dividend or complete such redemption or conversion on or prior to the 95th trading day following the disposition.

         For purposes of determining whether a disposition has occurred, "substantially all of the properties and assets" attributed to either group means a portion of such properties and assets:

         o that represents at least 80% of the then fair value of the properties and assets attributed to that group; or

         o from which were derived at least 80% of the aggregate revenues of that group for the immediately preceding twelve fiscal quarterly periods.

         The "net proceeds" of a disposition means an amount equal to what remains of the gross proceeds of the disposition after any payment of, or reasonable provision is made as determined by our board of directors for:

         o any taxes payable by us, or which would have been payable but for the utilization of tax benefits attributable to the group not subject to the disposition, in respect of the disposition or in respect of any resulting dividend or redemption;

         o any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses; and

         o any liabilities of or attributed to the group subject to the disposition, including, without limitation, any liabilities for deferred taxes, any indemnity or guarantee obligations incurred in connection with the disposition or otherwise, any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends in respect of the preferred stock attributed to that group.

         We may elect to pay the dividend or redemption price in connection with a disposition either in the same form as the proceeds of the disposition were received or in any other combination of cash, securities or other property that our board of directors or, in the case of securities that have not been publicly traded for a period of at least 15 months, an independent investment banking firm, determines will have an aggregate market value of not less than the fair value of the net proceeds.

              EXAMPLE OF PROVISIONS REQUIRING A MANDATORY DIVIDEND,
                REDEMPTION OR CONVERSION IF A DISPOSITION OCCURS

         If (1) 20 million shares of AR-CombiMatrix stock and 20 million shares of AR-Acacia Technologies stock were outstanding, (2) the net proceeds of the disposition of substantially all, but not all, of the assets of the Acacia Technologies group equals $80 million, (3) the average market value of the AR-Acacia Technologies stock during the 10-trading day valuation period was $4 per share and (4) the average market value of the AR-CombiMatrix stock during the same valuation period was $8 per share, then we could do any of the following:

         (1)      pay a dividend to the holders of shares of AR-Acacia
                  Technologies stock equal to:

                                          Net Proceeds
                  ------------------------------------------------------------  =  Amount per share
                  Number of Outstanding Shares of AR-Acacia Technologies stock

                                          $80 million
                  ------------------------------------------------------------  =  $4 per share
                                       20 million shares

         (2)      redeem for $4 per share a number of shares of AR Acacia
                  Technologies stock equal to:

                                        Net Proceeds
                  ------------------------------------------------------------  =  Number of Shares
                    Average Market Value of AR-Acacia Technologies stock

                                        $80 million
                  ------------------------------------------------------------  =  20,000,000 shares
                                        $4 per share

         (3) convert each outstanding share of AR-Acacia Technologies stock into a number of shares of AR-CombiMatrix stock equal to:

                              Average Market Value of AR-Acacia Technologies stock
                  1.1   X   --------------------------------------------------------  =  Number of Shares
                                 Average Market Value of AR-CombiMatrix stock

                                              $4 per share
                  1.1   X   --------------------------------------------------------  =  0.55 shares
                                              $8 per share

         IN THESE EXAMPLES WE HAVE PROVIDED A BETTER UNDERSTANDING OF THE MECHANICS SURROUNDING THE CALCULATION OF VOTING POWER. IT SHOULD NOT BE ASSUMED THAT THE EXAMPLES USED ARE IN ANY WAY INDICATIVE OF THE RESPECTIVE COMMON STOCK TRADING PRICES AT ANY TIME BEFORE OR AFTER THE DATE OF THIS PROSPECTUS.

        EXCEPTIONS TO THE DIVIDEND, REDEMPTION AND CONVERSION REQUIREMENT
                             IF A DISPOSITION OCCURS

         We are not required to take any of the above actions for any disposition of all or substantially all of the properties and assets attributed to either group in a transaction or series of related transactions that results in our receiving for such properties and assets primarily equity securities of any entity that:

         (1) acquires such properties or assets, succeeds to the business conducted with such properties or assets, or controls such acquirer or successor; and

         (2) engages primarily or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by that group prior to the disposition, as determined by our board of directors.

         The purpose of the exception is to enable us technically to "dispose" of properties or assets of a group to other entities engaging or proposing to engage in businesses similar or complementary to those of that group without requiring a dividend on, or a conversion or redemption of, the class of common stock of that group, so long as we hold an equity interest in that entity. A joint venture in which we own a direct or indirect equity interest is an example of such an acquirer. We are not required to control that entity, whether by ownership or contract provisions.

         We are also not required to effect a dividend, redemption or conversion if the disposition is:

         o of all or substantially all of our properties and assets in one transaction or a series of related transactions in connection with our dissolution, liquidation or winding up and the distribution of our assets to stockholders;

         o on a pro rata basis, such as in a spin-off, to the holders of all outstanding shares of the class of common stock relating to the group subject to the disposition; or

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

         o made to any person or entity controlled by us, as determined by our board of directors.

                 NOTICES IF A DISPOSITION OF GROUP ASSETS OCCURS

         Not later than the 20th trading day after the consummation of a disposition, we will announce publicly by press release:

         o        the estimated net proceeds of the disposition;

         o the number of shares outstanding of the class of common stock relating to the group subject to the disposition; and

         o the number of shares of such class of common stock into or for which convertible securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof.

         Not earlier than the 36th trading day and not later than the 40th trading day after the consummation of the disposition, we will announce publicly by press release whether we will pay a dividend or redeem shares of common stock with the net proceeds of the disposition or convert the shares of common stock of the group subject to the disposition into the other class of common stock.

         We are required to cause to be mailed to each holder of shares of the class of common stock relating to the group subject to the disposition the additional notices and other information required by the Restated Certificate.

                             DESCRIPTION OF WARRANTS

         We have warrants to purchase 358,410 shares of our AR-CombiMatrix stock outstanding and no warrants to purchase our AR-Acacia Technologies stock outstanding, other than options issued under our 2002 CombiMatrix Stock Incentive Plan and our 2002 Acacia Technologies Stock Incentive Plan, as applicable. We may in the future issue warrants for the purchase of our AR-CombiMatrix stock or our AR-Acacia Technologies stock. Warrants may be issued independently, together with any other securities offered by any prospectus supplement or through a dividend or other distribution to our stockholders and may be attached to or separate from the related securities. Warrants may be issued under a warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following sets forth certain general terms and provisions of the warrants that may be offered under this prospectus. The applicable warrant agreement and form of warrant certificate will be filed as exhibits to or incorporated by reference in the registration statement. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

         The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following: (a) the title of the warrants; (b) the aggregate number of the warrants; (c) the price or prices at which the warrants will be issued; (d) the designation, number and terms of the shares of our AR-CombiMatrix stock or our AR-Acacia Technologies stock purchasable upon exercise of the warrants; (e) the designation and terms of the other securities, if any, with which the warrants are issued and the number of the warrants issued with each security; (f) the date, if any, on and after which the warrants and the related AR-CombiMatrix stock or AR-Acacia Technologies stock, if any, will be separately transferable; (g) the price at which each share of AR-CombiMatrix stock or AR-Acacia Technologies stock purchasable upon exercise of the warrants may be purchased; (h) the date on which the right to exercise the warrants will commence and the date on which that right will expire; (i) the minimum or maximum amount of the warrants which may be exercised at any one time; (j) information with respect to book-entry procedures, if any; (k) a discussion of federal income tax considerations; and (l) any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of the warrants.

                              PLAN OF DISTRIBUTION

         We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell the securities to investors directly or through agents. Each prospectus supplement will describe the number and terms of the securities to which such prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

         Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents. The maximum compensation or discount to be received by any member of the National Association of Securities Dealers or any independent broker-dealer will not be greater than 8% for the sale of any securities registered pursuant Rule 415 under the Securities Act of 1933.

         Shares may also be sold in one or more of the following transactions:
(a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable Nasdaq National Market or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

         Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

         Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the series of securities, if any are purchased.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

         In connection with offering securities pursuant to this prospectus, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

         The underwriters in an offering of securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

         The AR-CombiMatrix stock is listed on the Nasdaq National Market under the symbol "CBMX". The AR-Acacia Technologies stock is listed on the Nasdaq National Market under the symbol "ACTG". Any underwriters or agents to or through which securities are sold by us may make a market in the securities, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any securities sold by us.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Acacia Research Corporation for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

         The validity of our securities offered in this prospectus will be passed upon for us by Allen Matkins Leck Gamble & Mallory LLP, Century City, California.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public from the SEC's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy this information at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006.

         We maintain a site on the Internet at http://www.acaciaresearch.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

         We have filed a registration statement, of which this prospectus is a part, covering the offered securities. As allowed by SEC rules, this prospectus does not include all of the information contained in the registration statement and the included exhibits, financial statements and schedules. We refer you to the registration statement, the included exhibits, financial statements and schedules for further information. This prospectus is qualified in its entirety by such other information.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information that we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC under the Exchange Act. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed with the SEC and incorporate by reference:

         o our annual report on Form 10-K for the fiscal year ended December 31, 2003;

         o the description of the AR-CombiMatrix stock and the AR-Acacia Technologies stock included in our registration statement on Form 8-A.

         Any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

         We will provide without charge to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Requests should be directed to the Secretary at Acacia Research Corporation, 500 Newport Center Drive, 7th Floor, Newport Beach, California 92660, telephone: (949) 480-8300.

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